BIRCH MOUNTAIN RESOURCES LTD.

ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

NOTICE OF MEETING
AND MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON MAY 12, 2005

     in the Angus/Northcote Room
Bow Valley Square II
Plus 30 level Conference Center
205 - 5th Avenue S.W.
Calgary, Alberta
3:30 p.m. Mountain Standard Time

NOTICE OF AN ANNUAL GENERAL AND SPECIAL MEETING OF COMMON
SHAREHOLDERS OF BIRCH MOUNTAIN RESOURCES LTD.

NOTICE IS HEREBY GIVEN THAT an Annual General and Special Meeting (the "Meeting") of holders of common shares of Birch Mountain Resources Ltd. (the "Corporation") will be held at the Angus/Northcote Room, Bow Valley Square II, Plus 30 level Conference Centre, 205 - Fifth Avenue S.W., T2P 2V7, at 3:30 p.m. (Calgary time), on Thursday, May 12, 2005, for the following purposes:

1.	to receive and consider the Annual Financial Report of the Board of Directors to the shareholders, including the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2004;

2.	to fix the Board of Directors of the Corporation at eight (8) members;

3.	to elect the Board of Directors for the ensuing year;

4.	to appoint Meyers Norris Penny, Chartered Accountants, Calgary, Alberta, as the auditors of the Corporation for the ensuing financial year and to authorize the Board of Directors to fix their remuneration;

5.	to approve and adopt, with or without modification, the ordinary resolution as more particularly set forth in the Management Information Circular, relating to the approval of the Shareholders Rights Plan of the Corporation; and

6.	to transact such other business as may be properly brought before the Meeting.

DATED at the City of Calgary, in the Province of Alberta, this 28th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"Signed"
Douglas J. Rowe President and Chief Executive Officer

It is desirable that as many shares as possible be represented at the meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. All proxies, to be valid, must be deposited at the office of Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the meeting or any adjournment thereof.

1

MANAGEMENT INFORMATION CIRCULAR

PURPOSE OF SOLICITATION

This Management Information Circular is provided in connection with the solicitation of proxies by the Board of Directors and the management of Birch Mountain Resources Ltd. (the "Corporation"), for use at the Annual General and Special Meeting (the "Meeting") of the holders of common shares ("Common Shares") of the Corporation, to be held on Thursday, May 12, 2005, at the hour of 3:30 p.m. (Calgary time) or at any adjournment thereof for the purposes set out in the accompanying notice of meeting ("Notice of Meeting"). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or personal interview by regular employees of the Corporation, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. The costs thereof will be borne by the Corporation.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification, the management designees, if named as proxy, will vote in favour of the matters set out therein.

The enclosed instrument of proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Instrument of Proxy have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person, (who need not be a shareholder of the Corporation) other than the management designees, Mr. Douglas J. Rowe of Calgary, Alberta, the President, Chief Executive Officer and a director of the Corporation, and Mr. Donald L. Dabbs of Calgary, Alberta, Senior Vice-President, and a director of the Corporation, to attend and represent him or her at the Meeting. Such right may be exercised by inserting in the blank space provided for that

2

purpose on the Instrument of Proxy the name of the person or persons to be designated and deleting therefrom the names of the management designees or by completing another proper Instrument of Proxy. Such shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached, where an attorney executed the proxy form and delivering same to the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays in the Province of Alberta, prior to the Meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. A proxy may be revoked by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, and by depositing the proxy bearing a later date with the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof at which the proxy is to be used or by depositing the revocation of proxy with the chairman of such Meeting on the day of the Meeting, or any adjournment thereof, or in any other matter permitted by law. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this management information circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder's name. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP") in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms

3

to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity.

Beneficial Shareholders, who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to shareholders in this management information circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has authorized capital consisting of an unlimited number of Common Shares, without nominal or par value, of which 67,257,417 Common Shares are issued and outstanding as at the date hereof.

Holders of Common Shares on record at the close of business on March 28, 2005 (the "Record Date") are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (i) the holder transfers his or her shares after the close of business on the Record Date, and (ii) such transferee produces properly endorsed share certificates or otherwise establishes his or her ownership of the shares and demands, not later than ten days prior to the Meeting, that his name be included in the list before the Meeting, in which case the transferee may vote those shares.

The By-laws of the Corporation provide that a quorum of shareholders is present at a meeting of shareholders if at least two individuals are present, each of whom is entitled to vote at the meeting, and who hold or represent by proxy in the aggregate not less than 10% of the total number of shares entitled to be voted at the meeting.

As of the date hereof, no person or company, to the knowledge of the directors or senior officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting rights attached to the outstanding Common Shares of the Corporation that are entitled to vote at the Meeting.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The aggregate remuneration paid to the five highest officers and employees of the Corporation during the fiscal year ended December 31, 2004 was $586,064.

4

        Summary Compensation

The following table sets forth a summary of the annual and long term compensation for services paid during the Corporation's fiscal year ended December 31, 2004 to the President and Chief Executive Officer and the then Vice-President and Chief Financial Officer of the Corporation (the "NEOs").

SUMMARY COMPENSATION TABLE

		Annual Compensation	Long Term Compensation

			Awards
			Securities Under
NEO Name and Principal		Salary	Options Granted
Position	Year	($)	(#)
Douglas J. Rowe	2002	100,333(1)	480,000
	2003	179,666(2)	300,000
President and Chief	2004	165,923	250,000
Executive Officer

Donald L. Dabbs	2002	77,000(3)	300,000
	2003	133,000(4)	250,000
Vice- President and Chief	2004	132,389	200,000
Financial Officer
Notes:
(1)	Payment of salary in the amount of $39,667 was deferred until 2003.
(2)	Salary includes $39,667 that was deferred in 2002.
(3)	Payment of salary in the amount of $28,000 was deferred until 2003.
(4)	Salary includes $28,000 that was deferred in 2002.

There were no other executive officers at the end of the most recently completed financial year whose salaries and bonuses exceeded $150,000 per year.

        Options

The following table and the notes thereto set forth information in respect of each grant of options to NEOs during the Corporation's fiscal year ended December 31, 2004.

OPTION GRANTS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2004

	Securities			Market Value of
	Under	Per cent of Total		Securities Underlying
	Options	Options Granted		Options on the Date of
	Granted	to Employees in	Exercise Price	Grant (1)
NEO Name	(#)	Financial Year	($/Security)	($/Security)	Expiration Date

Douglas J. Rowe	250,000	22.1%	$0.55	$0.55	August 27, 2009
Donald L. Dabbs	200,000	17.7%	$0.55	$0.55	August 27, 2009
Note:
(1)	Based on the closing price of the Common Shares on August 26, 2004, being the last day the Common Shares traded on the TSX Venture Exchange prior to the date of grant.

The following table and the notes thereto set forth information in respect of each exercise of options by the NEOs during the Corporation's fiscal year ended December 31, 2004 and the financial year-end value of unexercised options.

5

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND
FINANCIAL YEAR-END OPTION VALUES

Value of Unexercised "in-the-
	Securities	Aggregate	Unexercised Options at	Money" Options at December
	Acquired on	Value	December 31, 2004	31, 2004 (1)
	Exercise	Realized	(#)	($)
NEO Name	(#)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Douglas J. Rowe	Nil	n/a	767,500 / 262,500	1,654,175 / 520,125
Donald L. Dabbs	Nil	n/a	537,500 / 212,500	1,152,500 / 421,500
Note:
(1)	Unexercised "in-the-money" options refer to those options in respect of which the market value of the underlying security as at the financial year-end exceeds the exercise price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2004 and the exercise price.

        Termination of Employment or Change of Control

On December 1, 1995, the Corporation entered into an employment contract with Douglas J. Rowe setting out the terms and conditions of Mr. Rowe's employment as President and Chief Executive Officer of the Corporation at an annual salary of $108,000. On December 5, 2000, the Board of Directors of the Corporation approved an increase in Mr. Rowe's annual salary to $140,000 per annum, effective June 15, 2000, to $164,800 on January 1, 2004 and to $180,000 on March 23, 2005. The agreement contains termination clause that provides compensation to Mr. Rowe in the event his employment with the Corporation is terminated for any reason other than cause. The termination clause provides for the following compensation to be paid to Mr. Rowe within seven business days after the date of termination: (i) two and one half times his then current annual salary; (ii) the present worth of all employee benefits which would have been available to Mr. Rowe for a period of 18 months from the date of termination; and (iii) the total amount of all membership dues for 18 months, unless previously paid.

Compensation of Directors

During the fiscal year ended December 31, 2004, the Corporation paid no cash compensation to the directors for services rendered in their capacity as directors. Executive officers of the Corporation who also act as directors of the Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. See "Compensation of Executive Officers".

The following table and the notes thereto set forth information in respect of each grant of options to directors of the Corporation who are not also NEOs during the Corporation's fiscal year ended December 31, 2004.

OPTION GRANTS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2004

	Securities		Market Value of
	Under		Securities Underlying
	Options		Options on the Date of
	Granted	Exercise Price	Grant
Director Name	(#)	($/Security)	($/Security)	Expiration Date

Jack Clark	100,000	$0.55	$0.55(1)	August 27, 2009
Charles Hopper	100,000	$0.55	$0.55(1)	August 27, 2009
Derrick Kershaw	125,000	$0.53	$0.52	May 31, 2009
	125,000	$0.55	$0.55(1)	August 27, 2009
Lanny McDonald	100,000	$0.55	$0.55(1)	August 27, 2009
Kerry Sully	125,000	$0.55	$0.55(1)	August 27, 2009

6

Note:
(1)	Based on the closing price of the Common Shares on August 26, 2004, being the last day the Common Shares traded on the TSX Venture Exchange prior to the date of grant.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Number of securities,
	Number of securities	Weighted-average	remaining available for
	to be	exercise	future issuance under equity
	issued upon exercise of	price of outstanding	compensation plans
	outstanding options,	options,	(excluding securities reflected
Plan Category	warrants and rights	warrants and rights	in column (a))
Equity compensation plans	7,316,070	$0.45	2,952,977
approved by securityholders
Equity compensation plans not	Nil	n/a	n/a
approved by securityholders
Total	7,316,070	$0.45	2,952,977

The Board of Directors of the Corporation adopted the most recent stock option plan of the Corporation on May 7, 2004, which was ratified by shareholders on July 8, 2004 (the "Plan"). The purpose of the Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries, if any, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs. The Plan is administered by the Board of Directors of the Corporation or by a special committee of the Board of Directors, if appointed, from time to time (the "Board"). Pursuant to the Plan, the Board may grant non-transferable options to purchase Common Shares of the Corporation to directors, officers, employees and consultants of the Corporation and its subsidiaries and employees of a person or company which provides management services (excluding investor relations services) to the Corporation or its subsidiaries ("Management Company Employees") (such persons hereinafter collectively referred to as "Participants"). Under the Plan, the number of Common Shares subject to an option granted to any one Participant shall be determined by the Board; however, the aggregate number of Common Shares which may be reserved for issuance to any one Participant shall not exceed the maximum number of shares permitted by any stock exchange or exchanges on which the Common Shares of the Corporation are then listed and any other regulatory body having jurisdiction (the "Exchange"). The aggregate number of Common Shares issuable upon the exercise of all options granted under the Plan may not exceed 10,269,047 shares. Options issued pursuant to the Plan will have an exercise price determined by the Board provided that such exercise price shall not be less than the price permitted by the Exchange. Options granted under the Plan are non-transferable and expire the earlier of 5 years from the date of grant or 90 days from the date the optionee ceases to be a director, officer, employee or consultant of the Corporation of its subsidiaries or a Management Company Employee (or, in the case of an optionee performing investor relations activities, within 30 days of the cessation of services to the Corporation). In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death.

AUDIT COMMITTEE

The Audit Committee's Charter

The Corporation's audit committee charter is attached hereto as Exhibit I.

Composition of the Audit Committee

The audit committee is comprised as follows:

7

	Independent (1)	Financially literate (1)

Charles Hopper	√	√
Kerry E. Sully	√	√
Donald Dabbs	X	√

Note:
(1)         As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "Relationship with External Auditors" in Exhibit I.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditors during the last two financial years are approximately as follows:

Financial Year	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2003	$22,000	$4,700	$2,700	-
2004	$30,000	$1,530	-	-

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation (the "Board of Directors"), the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

Management Report

The Board of Directors has approved all of the information in the Annual Financial Report that accompanies this Management Information Circular, including the audited consolidated financial statements as at December 31, 2004.

Number of Directors

For this forthcoming year, it is proposed that the Board of Directors shall consist of eight (8) members. Management therefore intends to place before the Meeting, for approval, with or without modification, a resolution fixing the Board of Directors at eight (8) members for the next ensuing year.

Election of Board of Directors

It is the intention of the management designees, if named as proxy, to vote for the election of the following persons to the Board of Directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be

8

voted for another nominee in their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the By-laws of the Corporation.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by him, his province or state and country of residence, principal occupation, business or employment, the period during which he has served as a director, and the number of voting Common Shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Name and Municipality of Residence	Principal Occupation, Business or Employment	Position or Office within Corporation	Year Became a Director	Voting Shares Beneficially Owned or Controlled or Directed as at Date hereof (1)(2)

Kerry E. Sully (3)(4)(5)	Since 1999, Mr. Sully has been President	Chairman of the	1995	299,000
	and CEO of CGX Energy Inc. , a	Board
British Columbia,	company exploring for hydrocarbons in			(0.4%)
Canada	Guyana, and has in excess of 25 years
	experience as a senior officer in public
	companies.
Douglas J. Rowe (4)	Mr. Rowe is President and CEO of the	President, Chief	1994	677,983
	Corporation.	Executive Officer and
Alberta, Canada		Director		(1.0%)
Donald L. Dabbs (3)	Mr. Dabbs is the Senior Vice-President of	and Director	1994	448,972
(5)	the Corporation.	Formerly Vice-
		President and Chief		(0.7%)
Alberta, Canada		Financial Officer
Lanny K. McDonald	Marketing Director with Baker Hughes	Director	1995	171,666
(4)	Canada, an oilfield services company.
				(0.3%)
Alberta, Canada
Dr. J.I. (Jack) Clark	Honorary Professor of Engineering at	Director	2001	225,000
	Memorial University of Newfoundland
Newfoundland &	and consultant to a wide range of			(0.3%)
Labrador, Canada	government and industry clients.
Derrick Kershaw (5)	Mr. Kershaw recently retired as General	Director	2004	nil
	Manager, Aurora Mine for Syncrude
British Columbia,	Canada, where he was responsible for all			(0.0%)
Canada	aspects of the Aurora Mine Project.
Charles Hopper (3)	Mr. Hopper is a Managing Director of	Director	2001	72,500
	Lehman Brothers, Inc. of New York, an
Connecticut, United	investment banking firm, and has twenty-			(0.1%)
States of America	five years experience in the financial
	industry.

9

Larry Shelley	From 2000 to 2003 Mr. Shelley was the	Director	Proposed	nil
	Executive Vice-President of Advisory
Alberta, Canada	Services at Meyers Norris Penny LLP, a			(0.0%)
	public accounting firm, and President of
	the Tamarack Group Ltd., a corporate
	finance company. Since 2004 Mr. Shelley
	has been the President of SRG Capital
	Ltd. , a private investment firm.
Notes:
(1)	The information as to Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by each of the directors.
(2)	This number of Common Shares does not include any Common Shares issuable upon exercise of stock options or other convertible securities held by such director.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Health, Safety and Environment Committee.

Appointment of Auditors

It is management's intention to vote proxies in the accompanying form in favour of an ordinary resolution to appoint Meyers Norris Penny LLP ("MNP"), as auditors of the Corporation to hold office until the close of the next annual general meeting of shareholders of the Corporation or until MNP is removed from office or resigns as provided by law or the by-laws of the Corporation, and to authorize the directors of the Corporation to fix the remuneration of MNP as auditors of the Corporation. In order to be effective, an ordinary resolution requires approval by not less than a majority of the votes cast by shareholders in person or by proxy who vote in respect of this resolution.

Approval of Shareholders Rights Plan

At the Meeting, shareholders will be asked to approve, ratify and confirm the Corporation's shareholders rights plan (the "Rights Plan"), the terms and conditions of which are set out in the shareholders rights plan agreement dated March 28, 2005 and effective May 17, 2005 (the "Rights Agreement") between the Corporation and Computershare Trust Company of Canada (the "Rights Agent").

All capitalized terms (and other defined terms) that are not otherwise defined in this Management Information Circular and used under the heading "PARTICULARS OF MATTERS TO BE ACTED UPON - Approval of Shareholders Rights Plan" have the meanings ascribed to them in the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit II to this Management Information Circular.

The Rights Plan and the Rights Agreement have been unanimously adopted by the Board of Directors (the "Board") and will become effective on May 17, 2005, upon expiry of the current shareholders' rights plan agreement. Under the Rights Plan, shareholders have received, for each Common Share issued and outstanding at the close of business on 23rd, 2005, one right to purchase a previously unissued Common Share (a "Right"), under the circumstances and on the terms described in the Rights Agreement.

Confirmation by Shareholders

In order to continue beyond the date of the Meeting, the Rights Plan (and the Rights Agreement) must be confirmed by a resolution of the majority of the votes cast by shareholders, present in person and by proxy at the Meeting. The text of the resolution to confirm the Rights Plan, the Rights Agreement and the rights distributed pursuant thereto is as follows:

10

        "BE IT RESOLVED as an ordinary resolution that:

1.

the Shareholders Rights Plan, the terms and conditions of which are set out in the Shareholders Rights Plan Agreement dated March 28, 2005 between Birch Mountain Resources Ltd. (the "Corporation") and Computershare Trust Company of Canada (the "Rights Agreement"), and the distribution and continued existence of the rights distributed pursuant to the Rights Agreement and the issuance of common shares pursuant to the exercise of such rights, as more particularly described in the Management Information Circular dated March 28, 2005 be and the same is hereby ratified, confirmed and approved;

2.

any officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation to execute and deliver, under the corporate seal of the Corporation or otherwise, all such certificates, directions, notices, acknowledgements, receipts, documents, agreements and instruments and including, without limitation, execution of the Rights Agreement and to do or cause to be done all such other acts and things as such director or officer of the Corporation shall determine to be necessary or desirable in order to carry out the intent of this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments or the doing of any such act or thing; and

3.

notwithstanding that these resolutions have been duly passed by the holders of the outstanding common shares of the Corporation, the directors of the Corporation are hereby authorized and empowered, if they decide not to proceed with any of the actions contemplated in the foregoing resolutions, to revoke these resolutions at any time prior to the proposed effective date for such action without further notice to, or approval of the holders of the common shares."

The TSX Venture Exchange, on which the Common Shares are listed for trading, has accepted notice from the Corporation of the issue of the Rights and the Common Shares made subject to issuance on the exercise of the Rights, subject to shareholder ratification of the Rights Plan at the Meeting.

The persons named in the enclosed form of proxy, if named as proxy, intend to vote in favour of the resolution regarding the Rights Plan unless a shareholder has specified in his proxy that his shares are to be voted against such resolution.

Recommendation of the Board

In adopting the Rights Plan, the Board considered the appropriateness of establishing a shareholders rights plan and concluded, for the reasons discussed below, that it was in the best interests of the Corporation and favourable to maximizing shareholder value to adopt the Rights Plan. Accordingly, the Board unanimously recommends that shareholders of the Corporation ratify, confirm and approve the Rights Agreement by voting in favour of the resolution confirming the Rights Plan, the Rights Agreement and the rights distributed pursuant thereto.

Purpose of the Rights Plan

The Board has implemented a shareholders rights plan to ensure that, to the extent possible, in the context of a bid for control of the Corporation through an acquisition of outstanding Common Shares, shareholders will be treated equally and fairly and will be positioned to receive full value for their shares.

In deciding to implement the Rights Plan, of concern to the Board was the widely held view that existing securities legislation provides too short a response time to a company that is the subject of an unsolicited

11

bid for control. Also of concern to the Board is the possibility that, under existing securities laws, the shareholders could be treated unequally in the context of a bid for control. These concerns are described in more detail below.

The Rights Plan was not adopted in response to, or in anticipation of, any pending or threatened take-over bid, nor to deter take-over bids generally. Rather, the objective of the Rights Plan is to give adequate time for shareholders to properly assess a bid without undue pressure, for the Board to consider value-enhancing alternatives, and to allow competing bids to emerge. In addition, the Rights Plan has been designed to provide shareholders of the Corporation with equal treatment in a bid for control of the Corporation.

In adopting the Rights Plan, the Board considered the following concerns inherent in the existing legislative framework governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a company that, together with shares already owned by the bidder and certain parties related to, or acting with, the bidder, amount to 20% or more of the outstanding shares.

1.

Time. Current legislation permits a take-over bid to expire in 35 days in Canada. The Board is of the view that this is not sufficient time to permit the Corporation or the shareholders to consider a take-over bid and to make a reasoned and unhurried decision. The Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 Business Days after the offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the voting shares outstanding held by independent shareholders (generally, shareholders other than the offeror or acquiring person). The Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include, if deemed appropriate by the Board, the identification of other potential bidders, the conducting of an orderly auction, or the development of a corporate restructuring alternative which could enhance shareholder value.

2.

Pressure to Tender. A shareholder may feel compelled to tender to a bid which the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all shares of a class where the bidder wishes to obtain a control position but does not wish to acquire all of the voting shares. The Rights Plan provides a shareholder approval mechanism in the permitted bid provision which is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular take-over bid. By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the voting shares held by independent shareholders have been deposited, a shareholder's decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a company that is the subject of a take-over bid.

If an acquiror determines not to meet the requirements of a permitted bid, the Board may, through the opportunity to negotiate with the acquiror, be able to influence the fairness of the terms of the take-over bid or tender offer. Shareholders are advised that the adoption of the Rights Plan may preclude the consideration or acceptance of offers which do not meet the requirements of a permitted bid.

3.	Unequal Treatment. While existing securities legislation has addressed many concerns of unequal treatment, there remains the possibility that control of a company may be

12

acquired pursuant to a private agreement in which a small group of shareholders disposes of shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions, which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions resulting in the acquiror beneficially holding greater than 20% of the voting shares, to better ensure that shareholders receive equal treatment.

General Impact of the Rights Plan

In the past, shareholders rights plans have been criticized by some commentators on the basis that they may serve to deter take-over bids, to entrench management, and to place in the hands of boards of directors, rather than shareholders, the decision as to whether a particular bid for acquisition of control is acceptable. Critics of some shareholders rights plans have also alleged that they cast a needlessly wide net, thereby increasing the likelihood of an inadvertent triggering of the plan, while at the same time deterring shareholders from participating in legitimate corporate governance activities.

The Board has considered these concerns, and believes that they have been largely addressed in the Rights Plan. The Board believes that the Rights Plan does not adversely limit the opportunity for shareholders to dispose of their shares through a take-over bid or tender offer for the Corporation which provides fair market value to all shareholders.

It is not the intention of the Board in adopting the Rights Plan to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Corporation. For example, through the permitted bid mechanism, described in more detail below, shareholders may tender to a bid which meets the permitted bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid or offer to the Board. Furthermore, even where a bid or offer does not meet the permitted bid criteria, the Board continues to be bound to consider fully and fairly any bid or offer for the Common Shares in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights. In discharging that responsibility, the Board must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. In certain circumstances, the Board must get prior shareholder approval to effect a redemption or waiver.

The Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the Business Corporations Act (Alberta) to promote a change in the management or direction of the Corporation, and has no effect on the rights of holders of outstanding Common Shares to requisition a meeting of shareholders, in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareholders and their clients.

The Board believes that the dominant effect of the Rights Plan will be to enhance shareholder value, and ensure equal treatment of all shareholders in the context of an acquisition of control.

The Rights Plan does not interfere with the day-to-day operations of the Corporation. The initial issuance of the Rights does not in any away alter the financial condition of the Corporation, impede its business plans or alter its financial statements. In addition, the Rights Plan is initially not dilutive and is not expected to have any effect on the trading of Common Shares. However, if a Flip-in Event, as hereinafter defined, occurs and the Rights separate from the Common Shares, as described in the summary below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

13

The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Corporation and may discourage certain transactions, including take-over bids for less than all the voting shares of the Corporation. Accordingly, the Rights Plan may deter some take-over bids.

Recent Developments

The Board believes that the results of several recent unsolicited take-over bids in Canada demonstrate that shareholders rights plans can enhance shareholder value without removing the ultimate decision from the shareholders. In a number of instances since 1995, a change of control was achieved following an unsolicited bid in circumstances where the ultimately successful bid was substantially better than the original offer made by the bidder. There can be no assurance, however, that the Rights Plan, if approved, would serve to cause a similar result.

In recent decisions, applicable securities regulatory authorities have indicated that the board of directors of a company confronted with an unsolicited take-over bid will not be allowed to maintain a shareholders rights plan indefinitely to keep a bid from the shareholders; however, these decisions also indicate that so long as the board of directors is actively and realistically seeking value-maximizing alternatives, shareholders rights plans may serve a legitimate purpose.

Shareholders rights plans have been adopted by a large number of publicly held corporations in Canada and the United States. The terms of the Rights Plan, set forth in the Rights Agreement, are substantially similar to those recently adopted by other Canadian corporations.

Summary of Rights Plan

The following is a summary description of the general operation of the Rights Plan under the Rights Agreement. This summary is qualified in its entirety by reference to the text of the Rights Agreement attached as Exhibit II to the Management Information Circular.

The Rights Plan uses the mechanism of the permitted bid to ensure that a person seeking control of the Corporation allows Shareholders and the Board sufficient time to evaluate the bid. The purpose of the permitted bid is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making a bid in conformity with the conditions specified in the permitted bid provisions. If a person makes a take-over bid that is a permitted bid, the Rights Plan will not affect the transaction in any respect.

The Rights Plan should not deter a person seeking to acquire control of the Corporation if that person is prepared to make a take-over bid pursuant to the permitted bid requirements or is prepared to negotiate with the Board. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding Common Shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a permitted bid or on terms approved by the Board. When a person or group or their transferees become an Acquiring Person, the Rights beneficially owned by those persons become void thereby permitting their holdings to be diluted. The possibility of such dilution is intended to encourage such a person to make a permitted bid or to seek to negotiate with the Board the terms of an offer which is fair to all shareholders.

Summary of the Operation of the Rights Plan

One Right will be issued by the Corporation for each Common Share outstanding at the close of business on May 17, , 2005 and one Right will be issued for each Common Share issued thereafter, prior to the earlier of the Separation Time, as defined herein, and the Expiration Time.

Initially, the Rights are not exercisable and the certificates representing the Common Shares also represent the Rights. Certificates for the Common Shares issued after the Record Time will contain a

14

notation incorporating the Rights Agreement by reference. Until the Separation Time the Rights will be transferred with the associated Common Shares.

The Rights will be exercisable and begin to trade separately from the Common Shares at the close of business on the tenth trading day after the earlier of:

(a)

a public announcement by a person or a group of affiliated or associated persons (an "Acquiring Person") that it has acquired beneficial ownership of 20% or more of the outstanding voting shares of the Corporation other than as a result of:

	(i)	a reduction of the number of voting shares of the Corporation outstanding; or
	(ii)	a Permitted Bid or Competing Permitted Bid (as defined below); or
	(iii)	acquisitions of the Common Shares in respect of which the board of directors has waived the provisions of the Rights Plan; or
	(iv)	certain types of proportionate acquisitions; and
(b)

the date of the commencement of, or the first public announcement of the intent of any person to commence, a take-over bid to acquire 20% or more of the outstanding Common Shares (other than a Permitted bid or Competing Permitted Bid, as defined below);

or such earlier or later date as may from time to time be determined by the Board (the "Separation Time").

As soon as is practicable following the Separation Time, separate certificates evidencing the Rights will be mailed to the holders of record of the Common Shares as of the Separation Time and the rights certificates alone will evidence the Rights. The Rights will expire on the close of business on the second anniversary of the date of the Rights Plan Agreement. However, the Rights may be redeemed earlier by the Corporation in accordance with the Rights Plan Agreement.

From and after the Separation Time, each Right will entitle the holder thereof to acquire one Common Share of the Corporation upon payment of the exercise price. The exercise price will initially be an amount equal to one-half of the Market Price of the Common Share at the time the Right is exercised. The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution upon the occurrence of certain corporate events affecting the Common Shares.

Following a transaction that results in a person becoming an Acquiring Person (a "Flip-in Event"), the Rights will entitle the holders to receive, upon exercise of the Rights, the Common Shares with a market value equal to twice the exercise price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person, including such person's associates and affiliates and any other person acting jointly or in concert with the Acquiring Person and any direct or indirect transferee of such person, will be void.

The Rights Plan permits the Board, if it determines that conditions exist that make the provisions of the Rights Plan inadequate protection for the holders of the Rights, to authorize the Corporation, after the Rights have been triggered, to issue or deliver, in return for the relevant exercise price and/or the Right, debt, equity or other securities or property or assets (or a combination thereof) in final settlement of interests in and to the Rights. This exchange option preserves the economic benefit of the Rights by diluting the acquirer's position and, in certain circumstances, would operate in such a manner that the shareholders of the Corporation would not be required to actually invest funds to effect the dilution.

15

An acquisition of the Common Shares that would otherwise make a person an Acquiring Person will not trigger the Rights if the acquisition is pursuant to a "Permitted Bid" or a "Competing Permitted Bid".

To make a Permitted Bid, among other things, the bidder must make the same take-over bid for all outstanding Common Shares and the take-over bid must contain irrevocable and unqualified provisions that:

(a)	no voting shares will be taken up or paid for, for at least 60 days or if less than 50% of the voting shares held by shareholders independent of the bidder have been deposited and not withdrawn;

(b)	voting shares may be deposited and withdrawn at any time during the take-over bid until taken up and paid for; and

(c)	if not less than 50% of the voting shares held by shareholders independent of the bidder have been deposited and not withdrawn, the bidder must make a public announcement of that fact and the take-over bid must remain open for not less than an additional 10 business days from the date of such public announcement.

A Permitted Bid or Competing Permitted Bid must otherwise be made in compliance with, and not on a basis which is exempt from the provisions of the securities legislation of Alberta, British Columbia and any other applicable law regarding take-over bids.

A Competing Permitted Bid is a take-over bid that satisfies all of the provisions of a Permitted Bid except that voting shares may be taken up and paid for under the Competing Permitted Bid on a date which is not earlier than the later of 35 days after the date of the take-over bid or the earliest date that voting shares may be taken up and paid for under any other Permitted Bid then in existence.

The Board may, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right. If an offeror acquires 50% or more of the voting shares held by the Corporation shareholders independent of the bidder pursuant to a Permitted Bid or Competing Permitted Bid, the Board will be deemed to have elected to redeem the Rights.

Background

In the current legislative framework applicable to the Corporation, a take-over bid would generally involve an offer to acquire Common Shares of the Corporation, where the Common Shares subject to the offer to acquire, together with the Common Shares already owned by the bidder and certain related parties, aggregate 20% or more of the outstanding Common Shares. Current legislation only requires that a take-over bid remain open for acceptance for not less than 35 days and the deposits made may be withdrawn only during the ten days following the date of the bid. In addition, such legislation does not require that a bid be made for all shares of a particular class and the bidder may in a single transaction or series of transactions acquire control of the Corporation pursuant to one or more private agreements at a premium to the then current market price, without an offer being required to be made to all other shareholders of the Corporation or any requirement that such premium be shared with other shareholders of the Corporation. In addition, the bidder may slowly accumulate shares through stock exchange acquisitions which may result, over time, in the acquisition of control without the payment of fair value for control of the Corporation or the sharing of the control premium among all shareholders.

Impact of the Rights Plan

The Rights Plan is not intended to deter a person from seeking to acquire control of the Corporation if such person is prepared to make a take-over bid pursuant to a Permitted Bid or Competing Permitted Bid

16

in accordance with the provisions of the Rights Plan. The Rights Plan is intended to make it impracticable to acquire 20% or more of the outstanding Common Shares other than by way of a Permitted Bid or a Competing Permitted Bid. This impracticability arises as a result of the fact that the Rights will substantially dilute the holdings of a person that seeks to acquire control of the Corporation other than by means of a Permitted Bid or a Competing Permitted Bid.

By way of example, if a person acquires 20.1% of the issued and outstanding Common Shares of the Corporation at a time when there are 36,000,000 Common Shares issued and outstanding and the Common Shares have a market value of $2.00 each, the holder of each Right, other than the Acquiring Person, would be entitled to purchase ten Common Shares for $10, being a 50% discount or $1.00 per share. This would result in the issue of Common Shares which would reduce the 20.1% held by the Acquiring Person to less than 2.3% of the issued and outstanding Common Shares of the Corporation if all of the Rights were fully exercised.

In seeking to achieve the purposes for the Rights Plan outlined above, the Rights Plan is intended to address several aspects of the current legislative framework regarding take-over bids. In particular, the Board gave careful consideration to the provisions of the Rights Plan in order to achieve a fair balance between meeting the purposes specified above and the overall objective of not dissuading potential bids for the voting shares of the Corporation.

Offer to All for All

Generally, the Permitted Bid definition requires that the take-over bid be made for all of the Common Shares on the same basis, rather than pursuant to the exemptions from the current applicable legislative regime that would allow a bidder, in a single transaction or series of transactions, to acquire control of the Corporation pursuant to one or more private agreements at a premium to the then current market price without an offer being required to be made to all of the other shareholders of the Corporation or the requirement that the premium be shared with other shareholders of the Corporation. The Permitted Bid definition does not allow partial bids as the Board believes the relatively small market capitalization of the Corporation does not justify partial bids and their potential abuses.

Offer Period

The Board is of the view that the minimum period required under applicable law for a take-over bid to remain open for the deposit of shares (i.e. 35 days) would not, in most circumstances, be an adequate period to afford both the shareholders of the Corporation and the Board adequate time to assess the offer and to pursue, explore and develop alternative courses of action in an attempt to maximize shareholder value. The Rights Plan specifies that a Permitted Bid be open for acceptance for not less than 45 days. This time period was viewed as a reasonable balance of the interests of affording the shareholders and the Board the time needed, and of not specifying a lengthy period of time for the term of the take-over bid that would dissuade a potential bidder.

A Competing Permitted Bid is only required to meet the greater of the statutory minimum deposit period of 35 days or the period remaining for deposit under an alternative Permitted Bid. This is intended to facilitate competing bids being available for consideration by the shareholders on the same timetable.

The Board retains the ability to redeem the Rights prior to the provisions applicable to the Flip-in Event becoming effective and, as a result, is in a position to permit take-over bids to be open for shorter periods of time than the 60 day requirement or not to comply with any other requirement of the Permitted Bid definition in the appropriate circumstances.

17

Right of Withdrawal

The Rights Plan requires that securities deposited under a Permitted Bid be capable of withdrawal until taken up and paid for. The purpose of this requirement is to preserve for the shareholders, beyond the minimum ten day withdrawal period following the date of the bid that current legislation affords, the ability to withdraw their deposited securities in order to react to the most recent information or events up to the date their securities are paid for by the offeror. As a result, all shareholders will be able to react to the emergence of any competing offer or other alternative for the shareholders in the later stages of an outstanding offer.

Requirement to Extend Bid

The Permitted Bid definition requires that if 50% or more of the voting shares held by independent shareholders have been deposited and not withdrawn, the bidder must make a public announcement of that fact and the take-over bid must remain open for not less than an additional ten Business Days from the date of such public announcement. This requirement is intended to reduce any potential compulsion on a shareholder to tender to a take-over bid out of a concern that the actions of other shareholders may leave the particular shareholder abandoned if the bidder completes the bid and does not make a subsequent offer for the shares not tendered. As a result, each shareholder considering a Permitted Bid will be, in the first instance, in a position to consider the bid on its merits. After the expiry of a bid, a shareholder will have an opportunity to accept the bid, during the extension period, if a majority of the other independent shareholders elected to accept the bid.

Grandfathered Persons

The Rights Plan exempts from the definition of Acquiring Person any person who is the beneficial owner, as defined in the Rights Plan, of more than 20% of the outstanding voting shares of the Corporation determined as at the Record Time provided that such person does not after the Record Time become the beneficial owner of additional voting shares of the Corporation constituting 5% or more of the outstanding voting shares of the Corporation other than pursuant to a Permitted Bid, a Competing Permitted Bid or certain exempt acquisitions.

General

The adoption of the Rights Plan is not intended in any way to detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. Further, it is not intended to entrench management or the Board. It is intended to accomplish a balancing of the interests of the Corporation and its shareholders in light of the current legislative framework relating to take-over bids by balancing mechanisms designed to achieve the purpose of the Rights Plan without deterring any potential bids. The Rights Plan is not designed to interfere with the daily operations of the Corporation, impede its business plan, affect its indebtedness or alter its financial statements. In addition, the Rights Plan is initially not dilutive and, until a Flip-in Event occurs, is not expected to have any effect on the trading of Common Shares of the Corporation. Upon a "Flip-in Event" occurring and the Rights separating from the Common Shares, reported earnings and cash flow per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution. In addition to exercising their Rights, holders will be able to sell their Rights.

Shareholder Review

At or prior to the first annual meeting of shareholders following the second anniversary of the date of the Rights Agreement, the Board must submit to the shareholders a resolution ratifying the continued existence of the Rights Plan. If a majority of Common Shares held by shareholders who vote in respect of such resolution are voted against the continued existence of the Rights Plan, the outstanding Rights

18

automatically terminate. Otherwise, the Rights Plan, if ratified, confirmed and approved at the Meeting, and ratified after its second anniversary, will remain in force for an additional two years.

Vote Required

Shareholder ratification of the Rights Plan is not required by law but the Board has determined that it would not, allow the Rights Plan to remain in force without shareholder approval. If the Rights Plan is not approved at the Meeting by the affirmative vote of holders of a majority of the Common Shares voted by shareholders present in person or represented by proxy, the Rights Plan (and the Rights distributed thereunder) will thereupon effectively become void and of no further force and effect.

OTHER BUSINESS

While there is no other business other than that mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before that Meeting or any adjournment thereof, in accordance with the discretion of the persons authorized to act thereunder.

GENERAL

All matters to be brought before the meeting require, for the passing of same, a simple majority of the votes cast at the Meeting by the holders of Common Shares. If a majority of the Common Shares represented at the meeting should be voted against the appointment of MNP, Chartered Accountants, as auditors of the Corporation, the Board of Directors will appoint another firm of chartered accountants based on the recommendation of the audit committee, which appointment for any period subsequent to the Meeting shall be subject to approval by the shareholders at the Meeting.

ADDITIONAL INFORMATION

Information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation to request copies of the Corporation's financial statements and management's discussion and analysis.

Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis for the most recently completed financial year.

19

EXHIBIT I

TO THE MANAGEMENT INFORMATION CIRCULAR OF
BIRCH MOUNTAIN RESOURCES LTD.

Audit Committee (the "Audit Committee")
of the Board of Directors

CHARTER

A. Composition and Process

1.

The Audit Committee shall be composed of a minimum of three members of the Board of Directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates (as defined in the Business Corporations Act (Alberta)).

2.	Members shall serve one-year terms and may serve consecutive terms, which are encouraged to ensure continuity of experience.

3.	The Chairperson shall be appointed by the Board of Directors for a one-year term, and may serve any number of consecutive terms.

4.	All members of the Audit Committee shall be financially literate. Financial literacy is the ability to read and understand a balance sheet, income statement and cash flow statement that present a breadth and level of complexity comparable to the Corporation's financial statements.

5.	The Chairperson shall, in consultation with management and the external auditor and internal auditor (if any), establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for study prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6.	The Audit Committee shall meet at least four times per year and may call special meetings as required. A quorum at meetings of the Audit Committee shall be its Chairperson and one of its other members or the Chairman of the Board of Directors. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference if this is deemed appropriate.

7.	The minutes of the Audit Committee meetings shall accurately record the decisions reached and shall be distributed to Audit Committee members with copies to the Board of Directors, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

8.	The Audit Committee reviews, prior to their presentation to the Board of Directors and their release, all material financial information required by securities legislation and policies.

9.	The Audit Committee enquires about potential claims, assessments and other contingent liabilities.

1

10.	The Audit Committee periodically reviews with management, depreciation and amortization policies, loss provisions and other accounting policies for appropriateness and consistency.

11.	The Charter of the Audit Committee shall be reviewed by the Board of Directors on an annual basis.

B. Authority

1.	Appointed by the Board of Directors pursuant to provisions of the Business Corporations Act (Alberta) and the bylaws of the Corporation.

2.	Primary responsibility for the Corporation's financial reporting, accounting systems and internal controls is vested in senior management and is overseen by the Board of Directors. The Audit Committee is a standing committee of the Board of Directors established to assist it in fulfilling its responsibilities in this regard. The Audit Committee shall have responsibility for overseeing management reporting on internal controls. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

3.	In fulfilling its responsibilities, the Audit Committee shall have unrestricted access to the Corporation's personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

4.	The Audit Committee shall have direct communication channels with the internal auditor (if any) and the external auditor to discuss and review specific issues, as appropriate.

5.	The Audit Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties.

6.	The Audit Committee shall establish the compensation to be paid to any advisors employed by the Audit Committee and such compensation shall be paid by the Corporation as directed by the Audit Committee.

C. Relationship with External Auditors

1.	An external auditor must report directly to the Audit Committee.

2.	The Audit Committee is directly responsible for overseeing the work of the external auditor including the resolution of disagreements between management and the external auditor regarding financial reporting.

3.	The Audit Committee shall implement structures and procedures to ensure that it meets with the external auditor on at least annually in the absence of management.

D. Accounting Systems, Internal Controls and Procedures

1.

Obtain reasonable assurance from discussions with and/or reports from management, and reports from external auditors that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation and its subsidiaries and affiliates.

2

2.	The Audit Committee shall review to ensure to its satisfaction that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements and will periodically assess the adequacy of those procedures.

3.	Direct the external auditor's examinations to particular areas.

4.	Review control weaknesses identified by the external auditor, together with management's response.

5.	Review with the external auditor its view of the qualifications and performance of the key financial and accounting executives.

6.	In order to preserve the independence of the external auditor the Audit Committee will: recommend to the Board of Directors the external auditor to be nominated; and recommend to the Board of Directors the compensation of the external auditor's engagement;

7.

The Audit Committee shall review and pre-approve any engagements for non-audit services to be provided by the external auditor or its affiliates, together with estimated fees, and consider the impact on the independence of the external auditor.

8.	Review with management and with the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting.

9.	The Audit Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and most recent former external auditor of the Corporation.

10.

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

11.

The Audit Committee shall on an annual basis, prior to public disclosure of its annual financial statements, ensure that the external auditor has entered into a participation agreement and has not had its participant status terminated, or, if its participant status was terminated, has been reinstated in accordance with the Canadian Public Accountability Board ("CPAB") bylaws and is in compliance with any restriction or sanction imposed by the CPAB.

E. Statutory and Regulatory Responsibilities

1.

Annual Financial Information - review the annual audited financial statements, including any letter to shareholders and related press releases and recommend their approval to the Board of Directors, after discussing matters such as the selection of accounting policies (and changes thereto), major accounting judgments, accruals and estimates with management and the external auditor.

3

2.	Annual Report - review the management discussion and analysis ("MD &A") section and all other relevant sections of the annual report to ensure consistency of all financial information included in the annual report.

3.

Interim Financial Statements - review the quarterly interim financial statements, including any letter to shareholders and related press releases and recommend their approval to the Board of Directors.

4.	Earnings Guidance/Forecasts - review forecasted financial information and forward looking statements.

5.	Review the Corporation's financial statements, MD & A and earnings press releases before the Corporation publicly discloses this information.

F. Reporting

1.	Report, through the Chairperson of the Audit Committee, to the Board of Directors following each meeting on the major discussions and decisions made by the Audit Committee.

2.	Report annually to the Board of Directors on the Audit Committee's responsibilities and how it has discharged them.

3.	Review the Audit Committee's Charter annually and recommend the approval of any proposed amendments to the Board of Directors.

G. Other Responsibilities

1.	Investigating fraud, illegal acts or conflicts of interest.

2.	Discussing selected issues with corporate counsel or the external auditor or management.

4

EXHIBIT II

TO THE MANAGEMENT INFORMATION CIRCULAR OF
BIRCH MOUNTAIN RESOURCES LTD.

SHAREHOLDERS RIGHTS PLAN AGREEMENT

SHAREHOLDERS RIGHTS PLAN AGREEMENT

DATED AS OF

MARCH 28, 2005

BETWEEN

BIRCH MOUNTAIN RESOURCES LTD.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

	TABLE OF CONTENTS
Article 1 INTERPRETATION		2
1.1	Certain Definitions	2
1.2	Currency	14
1.3	Headings	14
1.4	References to Agreement	14
1.7	Acting Jointly or in Concert	15
1.8	Generally Accepted Accounting Principles	15
Article 2 THE RIGHTS		16
2.1	Legend on Common Share Certificates	16
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	16
2.3	Adjustments to Exercise Price; Number of Rights	19
2.4	Date on Which Exercise is Effective	23
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	24
2.6	Registration, Registration of Transfer and Exchange	24
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	25
2.8	Persons Deemed Owners	25
2.9	Delivery and Cancellation of Certificates	25
2.10	Agreement of Rights Holders	26
2.11	Rights Certificate Holder not Deemed a Shareholder	26
Article 3 ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS		27
3.1	Flip-in Event	27
3.2	Exchange Option	28
3.3	Fiduciary Duties of the Board of Directors of the Corporation	29
Article 4 THE RIGHTS AGENT		29
4.1	General	29
4.2	Merger or Amalgamation or Change of Name of Rights Agent	30
4.3	Duties of Rights Agent	31
4.4	Change of Rights Agent	32
Article 5 MISCELLANEOUS		33
5.1	Redemption and Waiver	33
5.2	Expiration	34
5.3	Issuance of New Rights Certificates	34
5.4	Supplements and Amendments	34
5.5	Fractional Rights and Fractional Shares	36
5.6	Rights of Action	36
5.7	Regulatory Approvals	36
5.8	Unlawful Distributions	37
5.9	Notices	37
5.10	Costs of Enforcement	38
5.11	Successors	38
5.12	Benefits of this Agreement	38
5.13	Governing Law	38
5.14	Severability	39
5.15	Effective Date and Renewal	39
5.16	Determinations and Actions by the Board of Directors	39
5.17	Time of the Essence	39
5.18	Execution in Counterparts	40
5.19	Language	40
5.20	Declaration as to Non-Canadian Holders	40

- i -

THIS SHAREHOLDERS RIGHTS PLAN AGREEMENT made as of the 28th day of March, 2005.

BETWEEN:

                        BIRCH MOUNTAIN RESOURCES LTD., a corporation incorporated
                        under the Business Corporations Act (Alberta),

                        (hereinafter referred to as the "Corporation")

OF THE FIRST PART

- and -

                        COMPUTERSHARE TRUST COMPANY OF CANADA, a trust
                        company incorporated under the laws of Canada

                        (hereinafter referred to as the "Rights Agent")

OF THE SECOND PART

WHEREAS the Board of Directors has determined that it is in the best interests of the Corporation and all of its shareholders to adopt a shareholder rights plan;

AND WHEREAS in order to implement the adoption of a shareholder rights plan, the Board of Directors has:

1.     authorized the issuance and distribution of one Right in respect of each Common Share outstanding at the Record Time; and

2.     authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities or other assets of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

 ARTICLE 1
INTERPRETATION

1.1     Certain Definitions
In this Agreement:

a.	"Acquiring Person" means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

	i.	the Corporation or any Subsidiary of the Corporation;

	ii.	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or more Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions or Pro Rata Acquisitions; provided that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of any one or more Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions or Pro Rata Acquisitions and, if thereafter, such Person, while such Person is the Beneficial Owner of 20% or more of the outstanding Voting Shares, becomes the Beneficial Owner of additional Voting Shares which result in an increase of such Person's Beneficial Ownership of Voting Shares by more than 1% of the number of such Voting Shares outstanding as at the time of the acquisition (other than pursuant to one or more Permitted Bid Acquisitions, Exempt Acquisitions or Pro Rata Acquisitions), then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an "Acquiring Person";

	iii.	for the period of ten days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on paragraph 1.1(d)(viii) solely because such Person makes or proposes to make a Take-over Bid alone or acting jointly or in concert with any other Person; or

	iv.	an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution to the public of securities;

b.	"Affiliate", when used to indicate a relationship with a specified Person, means a Person that, directly or indirectly (including through one or more intermediaries), controls, is controlled by or is under common control with, such specified Person;

c.	"Associate", when used to indicate a relationship with a specified Person, means:

	i.	any body corporate of which such specified Person owns at law or in equity shares or securities currently convertible into or exchangeable for shares carrying more than 10% of the voting rights exercisable with respect to the election of directors under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to purchase such shares or such convertible or exchangeable securities, and with whom such specified Person is acting jointly or in concert;

	ii.	any partner of such specified Person;

iii.	any trust or estate in which such specified Person has a beneficial interest and with whom such specified Person is acting jointly or in concert, or in which such specified Person has a 50% or greater beneficial interest or in respect of which such specified Person serves as a trustee or in a similar capacity provided, however, that a Person shall not be an Associate of a trust by reason only of the fact that such Person serves as trustee or in a similar capacity in relation to such trust if such Person is duly licensed to carry on the business of a trust company under the laws of Canada or any province thereof or if the ordinary business of such Person includes the management of investment funds for unaffiliated investors and such Person acts as trustee or in a similar capacity in relation to such trust in the ordinary course of such business;

iv.	a spouse of such specified Person or any Person of the same or opposite sex with whom such specified Person is living in a conjugal relationship outside marriage or a child of such specified Person; and

	v.	any relative of such specified Person or of a spouse or other Person mentioned in paragraph 1.1(c)(iv), if that relative has the same residence as such specified Person;

d.	A Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

i.	any securities as to which such Person, or any of such Person's Affiliates is the direct or indirect owner at law or in equity and, for the purpose of this paragraph (i) a Person shall be deemed to be the Beneficial Owner of all securities:

		(1)	owned by a partnership of which the Person is a partner;

		(2)	owned by a trust of which the Person has a beneficial interest and which is acting jointly or in concert with that Person or of which the Person has a 50% or greater beneficial interest;

		(3)	owned jointly or in common with others; and

		(4)	which are directly or indirectly owned at law or in equity by an Associate of such Person;

	ii.	any securities as to which such Person or any or of such Person's Affiliates or Associates has or shares, directly or indirectly:
		(1)	the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the occurrence of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding (whether or not in writing) (other than customary agreements with and between underwriters and banking group or selling group members with respect to a bona fide public offering of securities and other than pledges of securities in the ordinary course of business that meet all of the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act other than the condition in Rule 13d-3(d)(3)(ii) and other than a pledge agreement with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business), or upon the exercise of any conversion right, exchange right, purchase right (other than a Right), warrant or option, or otherwise; or

(2)	the right to vote (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the occurrence of any contingency or otherwise), pursuant to any agreement, arrangement, pledge or understanding (whether or not in writing), or otherwise (other than pledges of securities in the ordinary course of business that meet all of the circumstances specified in Rule 13-3(d)(3) under the 1934 Exchange Act other than the condition in Rule 13d-3(d)(3)(ii) and other than a pledge agreement with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business); and

iii.	any securities which are Beneficially Owned within the meaning of paragraphs (i) or (ii) of this definition by any other Person with which such Person or any of such Person's Affiliates or Associates is acting jointly or in concert or has any agreement, arrangement, or understanding, other than a pledge, (whether or not in writing) (other than customary agreements with and between underwriters and banking group or selling group members with respect to a bona fide public offering of such securities) with respect to or for the purpose of acquiring, holding, voting or disposing of any Voting Shares;

iv.	provided, however, that a Person shall not be deemed the "Beneficial Owner" or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

v.	solely because such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, any of such Person's Affiliates or Associates or any other Person referred to in paragraph (iii) or (iv) of this definition until such deposited or tendered security has been unconditionally accepted for payment or exchange or taken up and paid for, whichever shall first occur;

vi.	solely because such Person, any of such Person's Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation;

vii.	solely because such Person, any of such Person's Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation;

viii.

solely because any such Person, any of such Person's Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition has an agreement, arrangement or understanding (whether or not in writing) with respect to a shareholder proposal or a matter or matters to come before a meeting of shareholders, including the election of directors;

ix.	solely because such Person, any of such Person's Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition holds or exercises voting or despositive power over such security provided that:

(1)	the ordinary business of such Person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include and be limited to one or more employee benefit plans or pension plans) and such voting or despositive power over such security is held in the ordinary course of such business in the performance of the duties of the Investment Manager for the account of any other Person (the "Client");

(2)	such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such voting or despositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts; and

(3)	the Investment Manager or the Trust Company, as the case may be, does not make or propose to make a Take-over Bid by means of a take-over bid circular or any other means, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, alone or acting jointly or in concert with any other Person;

x.	solely because such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or despositive power over such security, or solely because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or despositive power over such security;

xi.	solely because such Person, any of such Person's Affiliates or Associates or any other Person referred to in paragraph (iii) of this definition would be the Beneficial Owner as defined in paragraphs (i) to (iii) of this definition of such security provided that such Person is:

	(1)	a Crown agent or agency; or

(2) the administrator or the trustee of one or more pension funds or plans registered under the laws of Canada or any Province thereof;

(3)	and such securities are held solely for the purposes of its activity as a Person described in subparagraphs (1) or (2) above, provided that such Person is precluded by its governing legislation from owning more than 30% of the shares of any company including the Corporation or, where not so precluded, is generally so precluded and in such event does not own more than 30% of the shares of the Corporation; holds its Voting Shares for investment purposes; and is not acting jointly or in concert with any other Person. For greater certainty, and without limitation to the generality of Section 5.14, if, for any reason, the existence of this paragraph (xi) of this definition is judicially determined to affect the validity or enforceability of this Agreement, it is the expressed desire of the parties to this Agreement that this paragraph (xi) of this definition be severed from the balance of this Agreement and that in such circumstances the provisions of subsection 5.1(e) shall apply mutatis mutandis and the reference therein to the 10 days shall be read to be 60 days or such later date as the Board of Directors may determine;

e.	"Board of Directors" means the board of directors of the Corporation or any duly constituted and empowered committee thereof;

f.	"Business Corporations Act" means the Business Corporations Act (Alberta), R.S.A.
2000, c. B-9, as amended from time to time, and the regulations made thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

g.	"Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Calgary, Alberta are authorized or obligated by law to close;

h.	"Canadian Dollar Equivalent" of any amount which is expressed in the currency of any other country means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the Exchange Rate on such date;

i.	"close of business" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the Calgary office of the principal transfer agent for the Common Shares (or, after the Separation Time, the Calgary office of the Rights Agent) is closed to the public;

j.	"Common Shares" means the common shares without par value in the capital of the Corporation and any other shares in the capital of the Corporation into which such shares may be subdivided, consolidated, reclassified or changed; provided, however, that "common shares", when used with reference to any Person other than the Corporation, shall mean the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person; if such other Person is a Subsidiary of another Person, "such other Person" as used herein shall mean the Person or Persons which ultimately control such first-mentioned Person;

k.	"Competing Permitted Bid" means a Take-over Bid made while another Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the condition set forth in subparagraph 1.1(ah)(ii)(1)(a) may provide that the Voting Shares may be taken up or paid for on a date which is not earlier than the later of 35 days after the date of the Take-over Bid or the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that is then in existence for the Voting Shares;

l.	"controlled": a corporation shall be deemed to be "controlled" by another Person or Persons if:
	i.	securities entitled to vote in the election of directors carrying more than 50 percent of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

	ii.	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

	iii.	and "control", "controls" and "controlling" shall be interpreted accordingly;

m.	"Co-Rights Agents" has the meaning ascribed thereto in subsection 4.1(a);

n.	"Disqualification Date" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 176 or 177 of the Securities Act (Alberta), Section 111 or 112 of the Securities Act (British Columbia) or Section 13(d) under the 1934 Exchange Act) that any Person has made or proposes to make a Take-over Bid alone or acting jointly or in concert with any other Person;

o.	"Dividend Reinvestment Acquisition" means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

p.	"Dividend Reinvestment Plan" means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

	i.	dividends paid in respect of shares of any class of the Corporation;

	ii.	proceeds of redemption of shares of the Corporation;

	iii.	interest paid on evidences of indebtedness of the Corporation; or

	iv.	optional cash payments;

be applied to the purchase from the Corporation of Common Shares;

q.	"Election to Exercise" has the meaning ascribed thereto in subsection 2.2(d);

r.	"Exchange Rate" means, on any date:
	i.	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of another currency into Canadian dollars, such rate, and

ii.

in any other case, the rate for such date for the conversion of that other currency into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith;

s.	"Exempt Acquisition" means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of subsection 5.1(d) or 5.1(e) or which was made on or prior to the date of this Agreement;

t.	"Exercise Price" means the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be an amount equal to one half of the Market Price of the Common Shares at the time the Right is exercised;

u.	"Expansion Factor" has the meaning ascribed thereto in subsection 2.3(a);

v.	"Expiration Time" means the earlier of:
	i.	the Termination Time; or

ii.	the close of the first annual meeting of shareholders of the Corporation following the second anniversary of the Record Time and every second annual meeting thereafter, subject to renewal of this Agreement in accordance with subsection 5.15(b) hereof;

w.	"Flip-in Event" means a transaction in or pursuant to which any Person becomes an Acquiring Person;

x.	"holder" has the meaning ascribed thereto in Section 2.8;

y.	"Independent Shareholders" means holders of Voting Shares other than:

	i.	any Acquiring Person;

	ii.	any Offeror;

	iii.	any Associate or Affiliate of any Acquiring Person or Offeror;

	iv.	any Person acting jointly or in concert with any Acquiring Person, any Offeror or any Associate or Affiliate of any Acquiring Person or Offeror; and

	v.	any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Corporation or any Subsidiary of the Corporation but excluding in any event a plan or trust in respect of which the employee directs the manner in which Voting Shares are to be voted and directs whether the Voting Shares are to be tendered to a Take-over Bid;

z.	"Market Price" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event analogous to any of the events described in Section 2.3 shall have caused the closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

i.	the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, as reported by the principal Canadian stock exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading; or

ii.	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, as reported by the principal securities exchange (as determined by the Board of Directors) located outside of Canada on which such securities are listed or admitted to trading; or

iii.	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a securities exchange located outside of Canada, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by any reporting system then in use (as determined by the Board of Directors); or

iv.	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a securities exchange located outside of Canada or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

v.	provided, however, that if for any reason none of such prices is available on any such date, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized Canadian investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in any other currency, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof on the relevant Trading Day.

vi.	Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to

aa.

"1933 Securities Act" means the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

ab.	"1934 Exchange Act" means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

ac.	"Nominee" has the meaning ascribed thereto in subsection 2.2(c);

ad.	"Offer to Acquire" shall include:

	i.	an offer to purchase, or a solicitation of an offer to sell, Voting Shares, and

	ii.	an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed tobe making an Offer to Acquire to the Person that made the offer to sell;

ae.	"Offeror" means a Person who has announced an intention to make or who has made a Take-over Bid;

af.	"Offeror's Securities" means the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire;

ag.	"ordinary course dividends" means cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends, in the aggregate, do not exceed the greatest of:

	i.	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

	ii.	300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

	iii.	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

ah.	"Permitted Bid" means a Take-over Bid made by an Offeror by way of a Take-over Bid circular which also complies with the following additional provisions:

	i.	the Take-over Bid is made for all of the Voting Shares (other than those Voting Shares owned by the Offeror) by sending a Take-over Bid circular to all holders of record of Voting Shares wherever resident as registered on the books of the Corporation, other than the Offeror;

	ii.	the Take-over Bid contains, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified provision that:

		(1)	no Voting Shares will be taken up or paid for pursuant to the Take-over Bid:

			a.	prior to the close of business on the 60th day following the date of the Take-over Bid; and

			b.	if less than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the Take-over Bid and not withdrawn;

		(2)	unless the Take-over Bid is withdrawn in accordance with applicable law, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period described in subparagraph (ii)(1)(a) of this definition and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

		(3)	if more than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to a Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement;

ai.	"Permitted Bid Acquisition" means an acquisition made pursuant to a Permitted Bid or a Competing Permitted Bid;

aj.	"Person" shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization, syndicate or other entity;

ak.	"Pro Rata Acquisition" means an acquisition by a Person of Beneficial Ownership of Voting Shares as a result of: a Dividend Reinvestment Acquisition; a stock dividend, a stock split or other event pursuant to which a Person becomes Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares; the acquisition or exercise by such Person of rights to purchase Voting Shares distributed to such Person in the course of a distribution to all holders of Voting Shares pursuant to a bona fide rights offering or pursuant to a prospectus; or a distribution to the public of Voting Shares or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or a distribution by way of a private placement; provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

al.	"Record Time" means 5:00 p.m. (Calgary time) on May 17, 2005;

am.	"Redemption Price" has the meaning ascribed thereto in subsection 5.1(a);

an.	"Right" means a right to purchase a Common Share, upon the terms and subject to the conditions set forth in this Agreement;

ao.	"Rights Certificate" has the meaning ascribed thereto in subsection 2.2(c) and shall be in substantially the form of Exhibit A to this Agreement;

ap.	"Rights Register" has the meaning ascribed thereto in subsection 2.6(a);

aq.	"Securities Act (Alberta)" shall mean the Securities Act, R.S.A. 2000, c. S-4, as amended, and the regulations and rules thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations or rules thereto;

ar.	"Securities Act (British Columbia)" shall mean the Securities Act, R.S.B.C. 1996, c.
418, as amended, and the regulations and rules thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations or rules thereto;

as.	"Separation Time" means the close of business on the tenth Trading Day after the earlier of:

	i.	the Stock Acquisition Date; and

	ii.	the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid);

or such earlier or later time as may be determined by the Board of Directors, provided that:

(1) if any Take-over Bid referred to in paragraph (ii) of this definition expires, or is canceled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made; and

(2) if the Board of Directors determines pursuant to subsection 5.1(d) or 5.1(e) to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred;

at.	"Special Meeting" means a special meeting of the holders of Voting Shares called by the Board of Directors for the purpose of:

	i.	ratifying the distribution and the continued existence of the Rights in accordance with subsection 5.4(f); or

	ii.	approving an amendment, variation or rescission of any of the provisions of this Agreement pursuant to subsections 5.4(b), 5.4(c) or 5.4(e);

au.	"Stock Acquisition Date" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 176 of the Securities Act (Alberta), Section 111 of the Securities Act (British Columbia) or Section 13(d) of the 1934 Exchange Act) by or on behalf of the Corporation or an Acquiring Person indicating that a Person has become an Acquiring Person;

av.	"Subsidiary" a corporation shall be deemed to be a Subsidiary of another corporation if:

	i.	it is controlled by:

		(1)	that other; or

		(2)	that other and one or more corporations each of which is controlled by that other; or

		(3)	two or more corporations each of which is controlled by that other; or

	ii.	it is a Subsidiary of a corporation that is that other's Subsidiary;

aw.	"Take-over Bid" means an Offer to Acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the Offer to Acquire are acquired at the date of the Offer to Acquire by the Person making the Offer to Acquire, such Voting Shares (including all Voting Shares that may be acquired upon exercise of all rights of conversion, exchange or purchase attaching to the other securities) together with the Offeror's Securities would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

ax.	"Termination Time" means the time at which the right to exercise Rights shall terminate pursuant to Section 3.2 or Section 5.1;

ay.	"Trading Day", when used with respect to any securities, means a day on which the principal Canadian stock exchange or failing that, the securities exchange located outside of Canada on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange or securities exchange located outside of Canada, a Business Day;

ba.	"Voting Shares" means the Common Shares and any other shares of capital stock or voting interests of the Corporation entitled to vote generally in the election of all directors; and

bb.	"Voting Share Reduction" means an acquisition or redemption by the Corporation or a Subsidiary of the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding or which may be voted, increases the proportionate number of Voting Shares Beneficially Owned by such Person to 15% or more of the outstanding Voting Shares.

1.2     Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3     Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4     References to Agreement

References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement, as amended or supplemented from time to time, and not to any particular Article, Section, subsection, paragraph, subparagraph or other provision hereof and include any and every instrument supplemental or ancillary hereto. Unless the context otherwise requires, references in this Agreement to an Article, Section, subsection, paragraph, subparagraph or Exhibit by number, letter or otherwise refer to the Article, Section, subsection, paragraph, subparagraph or Exhibit, respectively, bearing that designation in this Agreement

1.5     Grandfathered Person

For the purposes of determining whether a Person is an Acquiring Person and interpreting the definition of "Acquiring Person", a Person shall not be and shall not be deemed to be an Acquiring Person if such Person (a "Grandfathered Person"):

a.	is the Beneficial Owner of more than 20% of the outstanding Voting Shares determined as at the Record Time, or

b.	becomes the Beneficial Owner of more than 20% of the outstanding Voting Shares after the Record Time and such Person's Beneficial Ownership of Voting Shares does not exceed the number of Voting Shares Beneficially Owned by such Person immediately prior to the Record Time by more than 1% of the issued and outstanding Voting Shares as at the Record Time;

provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall after the Record Time become the Beneficial Owner of additional Voting Shares constituting 5% or more of the outstanding Voting Shares otherwise than pursuant to one or more Permitted Bid Acquisitions, Exempt Acquisitions or Pro Rata Acquisitions, provided further, however, that such Grandfathered Person shall not become an Acquiring Person as a result of one or more Voting Share Reductions; and provided further that, if this exception shall cease to be applicable to a Grandfathered Person as aforesaid, such a Grandfathered Person shall be and shall be deemed to be an Acquiring Person as at and from the time that this exception shall not be so applicable.

1.6     Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement:

a.	in determining the percentage of outstanding Voting Shares Beneficially Owned by any Person, all unissued Voting Shares as to which such Person is deemed the Beneficial Owner shall be deemed to be outstanding; and

b.	the percentage of outstanding Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product determined by the formula:

100 x A/B

where:

A	= the number of votes for the election of all directors generally attaching to the outstanding Voting Shares Beneficially Owned by such Person; and

B	= the number of votes for the election of all directors generally outstanding Voting Shares.

1.7     Acting Jointly or in Concert

For the purposes of this Agreement, whether Persons are acting jointly or in concert is a question of fact in each circumstance, however, a Person shall be deemed to be acting jointly or in concert with another Person if such Person would be deemed to be acting jointly or in concert with such other Person for purposes of section 159 of the Securities Act (Alberta), section 96 of the Securities Act (British Columbia) and any other applicable law, as such sections exist on the date of this Agreement and any other applicable law. Notwithstanding the foregoing, and for greater certainty, the phrase, "acting jointly or in concert", wherever used in this Agreement, shall not include conduct:

a.	unrelated to Voting Shares of the Corporation; or

b.	consisting solely of:

	i.	voting or directing the vote of securities of the Corporation pursuant to a revocable proxy given in response to a public proxy solicitation;

	ii.	voting or directing the vote of securities of the Corporation in connection with or in order to participate in a public proxy solicitation made or to be made; or

	iii.	having an agreement, arrangement or understanding with respect to a shareholder proposal or a matter or matters to come before a meeting of shareholders, including the election of directors.

1.8     Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered

Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2
THE RIGHTS

2.1     Legend on Common Share Certificates

Certificates representing Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

"Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement, dated as of March 28, 2005 (the "Rights Agreement"), between Birch Mountain Resources Ltd. (the "Corporation") and Computershare Trust Company of Canada, as rights agent, as amended from time to time, the terms of which are incorporated herein by reference and a copy of which may be inspected during normal business hours at the principal office of the Corporation. Under certain circumstances as set out in the Rights Agreement, the Rights may be amended, redeemed, may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefore."

Certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2     Initial Exercise Price; Exercise of Rights; Detachment of Rights

a.	Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

b.	Until the Separation Time:

	i.	the Rights shall not be exercisable and no Right may be exercised; and

	ii.	each Right will be evidenced by the certificate for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

c.	From and after the Separation Time and prior to the Expiration Time:

	i.	the Rights shall be exercisable; and

	ii.	the registration and transfer of the Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail or arrange to be mailed to each holder of record of Rights as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(1) a rights certificate ("Rights Certificate") representing the number of Rights held by such holder at the Separation Time and having such markers of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(2) a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in subparagraphs (1) and (2) above in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.

d.		Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in the city of Calgary the Rights Certificate evidencing such Rights together with:

	i.	an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

	ii.	payment in cash or by certified cheque, bank draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

e.		Upon receipt of a Rights Certificate, which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by subsection

3.1(b) and payment as set forth in subsection 2.2(d), the Rights Agent (unless otherwise instructed by the Corporation if the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

	i.	requisition from the transfer agent for the Common Shares certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions),

	ii.	after receipt of such certificate, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder,

	iii.	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares,

	iv.	when appropriate, after receipt of such cash, deliver the same to or to the order of the registered holder of the Rights Certificate, and

	v.	tender to the Corporation all payments received on exercise of the Rights.

f.	If the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to Section 5.5) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

g.	The Corporation covenants and agrees that it will:

	i.	take all such action as may be necessary and within its power to ensure that all securities delivered upon exercise of Rights shall, at the time of delivery of the certificates for such securities (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

	ii.	take all such action as may be necessary and within its power to comply with any applicable requirements of the Business Corporations Act, the Securities Act (Alberta), the Securities Act (British Columbia) and any other applicable law in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any securities upon exercise of Rights;

	iii.	use reasonable efforts to cause all securities issued upon exercise of Rights to be listed on the stock exchanges on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

	iv.	cause to be reserved and kept available out of its authorized and unissued classes of securities, the number of securities that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

	v.	pay when due and payable any and all Canadian and, if applicable, United States, federal, provincial and state transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates form Common Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the holder of the Rights being transferred or exercised; and

vi	after the Separation Time not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3     Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

a.	If the Corporation shall at any time after the Record Time and prior to the Expiration Time:

i.	declare or pay a dividend on its Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any optional stock dividend program;

	ii.	subdivide or change the outstanding Common Shares into a greater number of Common Shares;

	iii.	combine or change the outstanding Common Shares into a smaller number of Common Shares; or

	iv.	issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares;

except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date such that:

(1) if the Exercise Price and number of Rights outstanding are to be adjusted;

(a) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

(b) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor;

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it; and

		(2)	if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof.

If after the Record Time and prior to the Expiration Time the Corporation shall issue any securities other than Common Shares in a transaction of a type described in paragraphs 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

b.	If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 60 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be adjusted to that price determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

i.

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares to be so offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

	ii.	the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

If such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued, the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that, in the case of any Dividend Reinvestment Plan, the right to purchase Common Shares is at a price per share of not less than 90 percent of the current market price per share (determined as provided in such plans) of the Common Shares.

c.	If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation in which the Corporation is the continuing corporation) of evidences of indebtedness, cash (other than an ordinary course dividend or a dividend referred to in paragraph 2.3(a)(i)), assets, rights or warrants (excluding those referred to in subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

	i.	the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

	ii.	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

d.	Each adjustment made pursuant to this Section 2.3 shall be made as of:

	i.	the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to subsection (a) above; and

	ii.	the record date for the applicable distribution, in the case of an adjustment made pursuant to subsection (b) or (c) above, subject to readjustment to reverse the same if such distribution shall not be made.

e.	Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest hundredth of a share. Notwithstanding the first sentence of this subsection 2.3(e), any adjustment required by this Section 2.3 shall be made no later than the earlier of: (i) three years from the date of the transaction which mandates such adjustments; and (ii) the Termination Date. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

	i.	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment,

	ii.	promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights.

f.	If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in paragraph (a)(i) or (a)(iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by subsections (a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Corporation may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding subsections (a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by subsections (a), (b) and (c) above, shall be made. The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

g.	Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right, all subject to further adjustment as provided herein.

h.	Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates issued before and after such adjustment or change may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

i.	In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

j.	Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that the Board of Directors shall in good faith determine to be advisable in order that any (i) consolidation or subdivision of the Common Shares, (ii) issuance wholly or in part for cash of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares, (iii) stock dividends or (iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares shall not be taxable to such shareholders.

k.	The Corporation covenants and agrees that, after the Separation Time, it will not, except as permitted by Section 5.1 or Section 5.3, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

l.	If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to, any adjustment required pursuant to Section 3.1.

m.	If the Corporation shall at any time after the Record Time and prior to the earlier of the Separation Time and the Expiration Time issue any Common Shares other than in a transaction referred to in subsection 2.3(a) each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such share.

2.4     Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares or other securities, property or assets, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed, to have become the holder of record of the Common Shares or other securities, property or assets, if applicable, represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such Common Shares or other securities, property or assets on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5     Execution, Authentication, Delivery and Dating of Rights Certificates

a.	The Rights Certificates shall be executed on behalf of the Corporation by any two of its officers or directors. The signature of any of these officers or directors on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers or directors of the Corporation shall bind the Corporation notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

b.	Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall manually countersign and send such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

c.	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6     Registration, Registration of Transfer and Exchange

a.	After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

b.	After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsections 2.6(d) and 3.1(b), the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

c.	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

d.	Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

2.7     Mutilated, Destroyed, Lost and Stolen Rights Certificates

a.	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so surrendered.

b.	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

	i.	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

	ii.	such security or indemnity as may be reasonably required by them in their sole discretion to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

c.	As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

d.	Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.8     Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9     Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly canceled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly canceled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates canceled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all canceled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10     Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

a.	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

b.	that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

c.	that after the Separation Time, the Rights Certificate will be transferable only upon registration of the transfer on the Rights Register as provided herein;

d.	that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

e.	that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares upon exercise of a Right except as provided herein;

f.	that, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

g.	that, notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11     Rights Certificate Holder not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1     Flip-in Event

a.	Subject to subsection 3.1(b), Section 3.2 and subsections 5.1(d) and 5.1(e), if prior to the Expiration Time a Flip-in Event occurs, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon payment of the Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the Stock Acquisition Date an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

b.	Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

	i.	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person); or

	ii.	a transferee of Rights, direct or indirect, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) who becomes a transferee in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding paragraph 3.1(b)(i);

shall become null and void without any further action, and any holder of such Rights (including any transferee of, or other successor to, such Rights, whether directly or indirectly) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any right whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall become null and void.

c.	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either paragraph 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

"The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or by a Person acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby are void in the circumstances specified in subsection 3.1(b) of the Rights Agreement."
provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in either paragraph 3.1(b)(i) or (ii).

d.	In the event that there shall not be sufficient Common Shares authorized for issuance to permit the exercise in full of the Rights in accordance with this Section 3.1, the Corporation shall take all such action as may be necessary to authorize additional Common Shares for issuance upon the exercise of the Rights, failing which the Board of Directors shall consider the exercise of the options set forth in Section 3.2.

e.	From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Business Corporations Act, the Securities Act (Alberta), the Securities Act (British Columbia) and any other applicable law in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

3.2     Exchange Option

a.	Subject to receipt by the Corporation of any necessary regulatory approvals, if the Board of Directors acting in good faith shall determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to this Agreement the Board of Directors may, at its option and without seeking the approval of holders of Common Shares or Rights, at any time after a Flip-in Event has occurred, authorize the Corporation to issue or deliver in respect of each Right which is not void pursuant to subsection 3.1(b), either:

	i.	in return for the Exercise Price and the Right, debt, equity or other securities or property or assets (or a combination thereof) having a value equal to twice the Exercise Price; or

ii.	in return for the Right, subject to any amounts that may be required to be paid under applicable law, cash, debt, equity or other securities or property or assets (or a combination thereof) having a value equal to the Exercise Price;

in full and final settlement of all rights, title and interest in and to the Rights; provided that the value of any debt, equity or other securities or properties or assets shall be determined by a nationally or internationally recognized Canadian firm of investment dealers or investment bankers selected by the Board of Directors. To the extent that the Board of Directors determines in good faith that some action need be taken pursuant to this Section 3.2, the Board of Directors may suspend the exercisability of the Rights for a period of up to ninety days following the date of the occurrence of the relevant Flip-in Event in order to decide the appropriate form of distribution to be made and to determine the value thereof. In the event of any such suspension, the Corporation shall notify the Rights Agent and issue as promptly as practicable a public announcement stating that the exercisability of the Rights has been temporarily suspended.

b.	If the Board of Directors authorizes the exchange of debt, equity or other securities or property or assets (or a combination thereof) pursuant to subsection 3.2(a), without any further action or notice the only right thereafter of a holder of Rights shall be to receive upon due exercise of the Rights such debt, equity or other securities or property or assets (or a combination thereof) in accordance with the determination of the Board of Directors. Within 10 Business Days after the Board of Directors has authorized the exchange of such debt, equity or other securities or property or assets (or a combination thereof) pursuant to subsection 3.2(a), the Corporation shall give notice of such exchange to the holders of Rights in accordance with Section 5.9. Each such notice will state the method by which the exchange of debt, equity or other securities or property or assets (or a combination thereof) for Rights will be effected.

c.	If there shall not be sufficient securities authorized but unissued to permit the exchange in full of such Rights pursuant to this Section 3.2, the Corporation shall take all such action as may be necessary to authorize additional securities for issuance upon the exchange of Rights.

d.	The Corporation shall not be required to issue fractions of securities or to distribute certificates evidencing fractional securities. In lieu of issuing such fractional securities, subject to subsection 5.5(b), there shall be paid to the registered holders of Rights to whom such fractional securities would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole security.

3.3     Fiduciary Duties of the Board of Directors of the Corporation

Nothing contained in this Article 3 shall be considered to affect the obligation of the Board of Directors to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Corporation with respect to any Take-over Bid) that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

ARTICLE 4
THE RIGHTS AGENT

4.1     General

a.	The Corporation hereby appoints the Rights Agent to act as agent for the Corporation in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and the Co-Rights Agents shall be as the Corporation may determine. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including the reasonable fees and disbursements of any expert retained by the Rights Agent. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, costs, claims, actions, damages or expenses, incurred without negligence, bad faith or wilful default on the part of the Rights Agent, for anything done or suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation of the Rights Agent.

b.	The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its acceptance, execution and administration of this Agreement in reliance upon any certificate for Voting Shares or Common Shares, or any Rights Certificate or certificate for other securities of the corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

c.	The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent.

4.2     Merger or Amalgamation or Change of Name of Rights Agent

a.	Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. If at the time any successor Rights Agent succeeds to the agency created by this Agreement, any of the Right Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and if at that time any of the Right Certificates have not been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Right Certificates will have the full force provided in the Right Certificates and in this Agreement.

b.	If at any time the name of the Rights Agent is changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and if at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

4.3     Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of Right Certificates, by their acceptance thereof, shall be bound:

a.	the Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken, suffered or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

b.	whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman, the President or any Vice President, or the Secretary or Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

c.	the Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful default;

d.	the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Voting Shares or Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

e.	the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the authorization, execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b)) or any adjustment required under the provisions of Section 2.3 or be responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

f.	the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

g.	the Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, President, a Vice President or the Secretary or any Assistant Secretary of the Corporation, and to apply to such individual for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such individual;

h.	the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become financially interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

i.	the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4     Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice (or such lesser notice as is acceptable to the Corporation) in writing delivered or mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9. The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Right Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent then the resigning Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but upon payment of its outstanding fees and expenses the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and give notice to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1     Redemption and Waiver

a.	The Board of Directors acting in good faith may, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

b.	If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

c.	Within 10 days after the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Corporation shall give notice of redemption to the holders of the Rights in accordance with Section 5.9. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or other than in connection with the purchase of Common Shares prior to the Separation Time.

d.	The Board of Directors may prior to the occurrence of a Flip-in Event determine, upon prior written notice to the Rights Agent, to waive the application of Section 3.1 to any particular Flip-in Event.

e.	The Board of Directors may waive the application of Section 3.1 in respect to the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this subsection 5.1(e) must be on the condition that such Person, within 10 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the

"Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto

f.	If a Person makes a Permitted Bid or a Competing Permitted Bid pursuant to which more than 50 percent of the then outstanding Voting Shares (other than those Voting Shares Beneficially Owned by the Persons making the Permitted Bid or the Competing Permitted Bid, at the date of the Permitted Bid or the Competing Permitted Bid) are taken up and paid for by such Person, then the Board of Directors shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the expiry date of the Permitted Bid or Competing Permitted Bid, as the case may be.

g.	Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

h.	Upon the Rights being redeemed pursuant to subsection 5.1(g), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred.

5.2     Expiration

No Person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsections 4.1(a) and (b).

5.3     Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4     Supplements and Amendments

a.	Without the approval of any holders of Voting Shares or Rights, the Corporation may make amendments to this Agreement to correct any clerical or typographical error which are required to maintain the validity of the Agreement as a result of any change any applicable legislation or regulations thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in subsection 5.4(f), supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such change, supplement or amendment.

b.	Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at the Special Meeting.

c.	The Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Stock Acquisition Date amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to vote at a meeting of the holders and representing 50 percent plus one of the votes cast in respect thereof.

d.	Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented and entitled to vote at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the Business Corporations Act with respect to meetings of shareholders of the Corporation.

e.	Any amendments made by the Corporation to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

	i.	if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment;

	ii.	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

f.	In conjunction with the Corporation's next annual general meeting of shareholders, the Board of Directors shall call and hold a Special Meeting of holders of Voting Shares to consider and, if thought appropriate, ratify the distribution and the continued existence of the Rights. The Special Meeting shall be held on a date fixed by the Board of Directors, which date shall be no later than that date which is one year after the date of this Agreement. The Board of Directors shall fix a record date for determining the holders of Voting Shares entitled to receive notice of the Special Meeting in accordance with all applicable laws and the articles and by-laws of the Corporation. Unless a majority of the votes cast on such resolution are voted in favour of the continued existence of the Rights, then the Board of Directors shall immediately upon the confirmation by the Chairman of such shareholders' meeting of the result of the vote on such resolution, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

5.5     Fractional Rights and Fractional Shares

a.	The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the Market Price of a whole Right determined on the date on which such fractional Right would otherwise be issuable.

b.	The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. Fractions of Common Shares may, at the election of the Corporation, be evidenced by scrip certificates or in lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise.

5.6     Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any person subject to, this Agreement.

5.7     Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and, without limitation, all necessary approvals of the principal Canadian stock exchange and the principal securities exchange located outside of Canada on which the Common Shares are listed or admitted to trading, shall be obtained to the issuance of Common Shares upon the exercise of Rights under subsection 2.2(d).

Notwithstanding any provision of this Agreement to the contrary, any amendment to this Agreement will be subject to the prior written consent of the principal Canadian stock exchange and the principal securities exchange located outside of Canada on which the Common Shares are listed or admitted to trading, if and as required.

5.8     Unlawful Distributions

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including, without limitation, establishing procedures for the issuance to a Canadian resident trustee of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the trustee or to the trustee and the Corporation, as the Corporation may determine, absolute investment discretion with respect thereto) and the sale thereof and remittance of proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes. Notwithstanding the foregoing, to the extent that the issuance or delivery of the Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any such jurisdiction in which such issue or delivery would be so unlawful, such Rights or securities shall be issued and delivered to such Persons to the extent the same may be so issued and delivered in reliance upon applicable exemptions from registration requirements in such jurisdictions.

5.9     Notices

Any notice or demand authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

        Birch Mountain Resources Ltd.
        Suite 300, 250 Sixth Avenue SW
        Bow Valley Square 4
        Calgary AB, T2P 3H7

        Attention: President

Any such notice or demand shall be deemed to have been received if delivered, on the date of delivery, or if sent by prepaid first class mail, on the fifth Business Day after mailing thereof, except in the interruption of regular mail service, in which case such notice shall be delivered.

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

        Computershare Trust Company Of Canada
        600, 530 - 8th Avenue SW
        Calgary, Alberta
        T2P 3S8

        Attention: Equity Services

Any such notice or demand shall be deemed to have been received if delivered, on the date of delivery, or if sent by prepaid first class mail, on the fifth Business Day after mailing thereof, except in the interruption of regular mail service, in which case such notice shall be delivered.

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. In the event of any interruption of mail service, such notice required or permitted to be given hereunder will be deemed to be sufficiently given by advertisement of such notice in daily newspapers published in the city of Calgary.

5.10     Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11     Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12     Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13     Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.14     Severability

If any Section, subsection, paragraph, subparagraph or other provision hereof or the application hereof to any circumstances or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, subsection, paragraph, subparagraph or other provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, subsections, paragraphs, subparagraphs and other provisions hereof or rights hereunder in such jurisdiction or the application of such Section, subsection, paragraph, subparagraph or other provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15     Effective Date and Renewal

a.	This Agreement is effective and in full force and effect in accordance with its terms from the Record Time. If this Agreement is not approved, ratified and confirmed by resolution passed by a majority of votes cast by Independent Shareholders who vote in person or by proxy in respect of the ratification, approval and confirmation of this Agreement at a meeting to be held no later than one year after the date of this Agreement then this Agreement and all outstanding Rights shall be of no further force and effect from the earlier of: (a) the date of such meeting; and (b) one year after the date of this Agreement.

b.	This Agreement may be renewed for such further term and, subject to necessary regulatory approvals, with such amendments as may be approved by the Board of Directors and submitted to the shareholders of the Corporation for ratification and approval at the first annual meeting of shareholders of the Corporation following the second anniversary of the Record Time.

5.16     Determinations and Actions by the Board of Directors

The Board of Directors shall have the power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted hereunder to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to interpret the provisions of this Agreement and to make all calculations and determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not to redeem the Rights or to amend this Agreement in accordance with the terms hereof). All such actions, calculations and determinations (including, for purposes of paragraph ii. below, all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall: (i) be final, conclusive and binding on the Corporation, the Rights Agent, the holders of the Rights and all other parties, provided that no amendment to this Agreement shall be binding on the Rights Agent unless the Rights Agent shall have agreed in writing to such amendment; and (ii) not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

5.17     Time of the Essence

Time shall be of the essence in this Agreement.

5.18     Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.19     Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou que en découlent soient redigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in English.

5.20     Declaration as to Non-Canadian Holders

If, in the opinion of the Board of Directors (which may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BIRCH MOUNTAIN RESOURCES LTD.

Per:	"Signed"

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	"Signed"

Per:	"Signed"

EXHIBIT A
[Form of Rights Certificate]

Certificate No	__________Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID.

Rights Certificate

This certifies that _____________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of the 28th day of March, 2005 (the "Rights Agreement") between Birch Mountain Resources Ltd., a corporation incorporated under the Business Corporations Act (Alberta) (the "Corporation") and Computershare Trust Company of Canada, a trust company, as rights agent (the "Rights Agent") (which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the city of Calgary. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price is equal to one half of the Market Price of the Common Shares at the time the Rights are exercised.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive securities of an entity other than the Corporation, assets, debt, equity or other securities or property or assets of the Corporation, or more or less than one Common Share (or a combination thereof), all as provided in the Rights Agreement.

The Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part thereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the principal office of the Corporation and are available upon written request.

The Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and the date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised. No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made as provided in the Rights Agreement.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

The Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

DATE:	BIRCH MOUNTAIN RESOURCES LTD.

Per:

Per:
Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Authorized Signature

FORM OF ASSIGNMENT

        (To be executed by the registered holder if such holder desires to transfer the Rights Certificates)

FOR VALUE RECEIVED _______________________hereby sells, assigns and transfers unto

______________________________________________________________________________

______________________________________________________________________________
                                (please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ____________________attorney, to transfer the within Rights Certificate on the books of the within-named Corporation, with full power of substitution.

Date: _____________________________          _____________________________________
                                                                                        Signature

Signature Guarantee:   (Signature must correspond to name as written upon the face of this Rights
                                        Certificate in every particular, without alteration or enlargement or any change whatsoever).

Signature must be guaranteed by a member firm of a stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.

______________________________________________________________________________
                                (To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

___________________________________
Signature

___________________________________
(please print name of Signator)

FORM OF ELECTION TO EXERCISE

TO: _____________________________________

The undersigned hereby irrevocably elects to exercise ______________________whole Rights represented by the Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

______________________________________________________________________________________

______________________________________________________________________________________

______________________________________________________________________________________

______________________________________________________________________________________
                                                                            Address

______________________________________________________________________________________
            Social Insurance, Social Security or Other Taxpayer Identification Number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

______________________________________________________________________________________

______________________________________________________________________________________

______________________________________________________________________________________

______________________________________________________________________________________
                                                                            Address

______________________________________________________________________________________
            Social Insurance, Social Security or Other Taxpayer Identification Number

Dated: ______________________________              ___________________________________________
                                                                                                Signature

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights
                                        Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States.

_____________________________________________________________________________
(To be completed by exercisor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

___________________________________
Signature

___________________________________
(please print name of Signatory)

NOTICE

In the event the Certificate set forth above in the applicable Forms of Assignment or Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof and, in the case of an Assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

EXHIBIT III

TO THE MANAGEMENT INFORMATION CIRCULAR OF

BIRCH MOUNTAIN RESOURCES LTD.

ANNUAL FINANCIAL REPORT

BIRCH MOUNTAIN RESOURCES LTD.

ANNUAL FINANCIAL REPORT

DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION

AND ANALYSIS

INTRODUCTION

The following management discussion and analysis (MD&A) is current to March 24, 2005 and is management's assessment of the operations and financial results together with future prospects of Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company"), and should be read in conjunction with the Company's audited Consolidated Financial Statements and the Notes to the Consolidated Financial Statements for the year ended December 31, 2004. All amounts are reported in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles. The Company has adopted National Instrument 51-102F1 as the guideline in presenting the MD&A.

Birch Mountain is a resource company with divisions in industrial minerals and precious metals. The Company has defined a limestone mineral reserve on our lands in northeastern Alberta held under metallic and industrial mineral leases. This information is based on independent technical reports by AMEC Americas Limited (AMEC), prepared in compliance with Canadian Securities Advisors' National Instrument 43-101, Standards of Disclosure for Mineral Projects, and available at www.sedar.com and www.sec.gov.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.

OVERVIEW

Birch Mountain holds metallic and industrial minerals rights over an extensive portion of the Athabasca region north of Fort McMurray, Alberta. Prior to 2002, the Company focused on precious metal exploration and technology development. In 2002, we identified a business opportunity to develop a limestone quarry for aggregate sales and the manufacturing of quicklime, both for use by the growing oil sands industry. As a result, since 2002, we have advanced this limestone business opportunity and deferred funding for precious metal exploration and further technology development. Following recommendations made in an independent technical report prepared by APEX Geoscience Ltd. and filed in May 2003, Birch Mountain intends to continue research and development of the precious metals potential of the Athabasca property when funding is available. Based on independent technical reports prepared by CERI and AMEC, Birch Mountain is satisfied that a market exists for limestone in use by the oil sands companies and regional infrastructure development. For precious metals, however, the Company has no assurance there are commercial concentrations of precious metals on our mineral properties, or that a commercially viable process for precious metal extraction will be developed.

Geological, engineering and economic assessments conducted over the past 24 months have confirmed the significant development opportunity for limestone production on the mineral leases of Birch Mountain and sales of aggregates and quicklime to the growing oil sands industry. The regulatory review process began with the filing of an Environmental Impact Assessment (EIA) and Application for the Muskeg Valley Quarry (MVQ) in March 2004 and approval of the application for aggregate operations at the MVQ is anticipated in mid-2005.

In December 2004, the Company announced the Hammerstone Project ("Hammerstone") consisting of an expanded quarry and quicklime plant. Birch Mountain has largely completed the geological and environmental fieldwork to be used in regulatory filings for the Hammerstone EIA and Application that we expect to file in 3rd quarter 2005. Engineering, environmental and regulatory costs to complete and file this application in 2005 are projected to be approximately $2.4 million. As this is a preliminary estimate, the final cost for regulatory approval of Hammerstone could be much higher as the project is significant and may be referred to a public hearing. If a public hearing is required, then both time and expenses will increase.

1

To initiate aggregate production from the MVQ, it will be necessary to build a two kilometre access road, clear trees and brush, construct stockpile and working areas and expose the limestone for production. An estimated capital investment of $800,000 will be required in 2005 to construct the road and prepare the site in order to start production. We plan to use local contractors and their equipment for the first stages of the aggregate operations.

The audited consolidated financial statements provide segmented information to identify expenditures in each of the operating divisions that are outlined below.

Industrial Minerals Division
In 2002, Birch Mountain established an Industrial Minerals Division to take advantage of potential business opportunities arising from our ownership of rights to limestone on our Athabasca mineral leases in northeastern Alberta. Recognizing the opportunity, we completed a geological appraisal of the proposed MVQ and in October 2002, the Company filed the initial public disclosure for the proposed MVQ to supply limestone aggregate to the local market. A shortage of gravel in the Regional Municipality of Wood Buffalo was confirmed in a survey on gravel supply and usage by oil sands leaseholders completed by the Athabasca Regional Issues Working Group (RIWG) and released in February 2003.

In addition, expressions of interest from the oil sands industry in a local supply of quicklime for use in flue gas desulphurization and water treatment led us to evaluate the production of quicklime from limestone in our proposed quarry. Based on the success of early calcining tests in 2002, Birch Mountain conducted further work in 2003 by testing two of the high-calcium carbonate limestone layers (or units) within our quarry. Results of these tests showed that both units are suitable for the production of quicklime.

Using data from environmental and archaeological field studies from 2003 and 2004, we prepared an EIA and Application to the Natural Resources Conservation Board for the development, operation and reclamation of the MVQ. This application encompassed a development of approximately 255 hectares and was filed in March 2004. With respect to quicklime production, the Company undertook further drilling, engineering and environmental field studies in 2004 to gather data for the Hammerstone EIA and Application that is expected to be filed in 3rd quarter, 2005.

Total expenditures to December 31, 2004, on the MVQ and Hammerstone projects were $3,887,025, which included amounts capitalized, and approximately an additional $850,000 has been invested to date in Q1 2005.

Mineral Exploration and Mineral Technology
With the discovery of metal nanoparticles in rocks from the Company's property in 2000, the focus of our research has been to understand the properties of metals in this form, to develop methods for measuring their concentrations in the rock and to develop extraction and recovery processes. In 2002, we were awarded U.S. patent number 6,494,932 for a process to extract and recover natural nanoparticles. Recognizing the operational and regulatory differences related to disclosure between exploration and research, the Company conducts its work with metal nanoparticles in two divisions, Mineral Exploration and Mineral Technology. Although work in these areas was deferred during 2003 and 2004, as funding becomes available the Company plans to continue precious metals exploration and technology development.

SELECTED ANNUAL FINANCIAL INFORMATION

Birch Mountain has virtually no revenues and our funding has come primarily from private placement financings. The Company has incurred operating losses since inception in 1995, and, as of December 31, 2004, has retained earnings, as adjusted, of $111,491. Losses are primarily from costs associated with the business of mineral exploration and scientific research plus, in the past two years, the development of the Industrial Minerals Division. Results of operations have fluctuated from period to period and may continue to do so in the future, depending on the timing, amount and type of funding. Additional operating losses are expected in the future as a result of the continued development of the quarry and Hammerstone and investment in exploration and technology. However, the Industrial Minerals Division is expected to start generating income from aggregate sales following the completion of all regulatory requirements for the MVQ in 2005.

2

Selected Annual Financial Information	2004	2003	2002
Limestone sale Interest and other income G&A expenses Mineral exploration costs Future income tax recovery	$ - 48,190 1,872,876 762,371 1,363,000	$ 100,000 211,973 1,136,023 744,385 1,011,000	$ 250,000 986 1,170,931 976,305 86.300
Net loss	1,224,057	557,435	1,809,950
Net loss per share, basic and fully diluted	$ (0.02)	$ (0.01)	$ (0.05)
Total assets Capitalized mineral exploration costs	$ 9,532,423 3,489,369	$ 2,424,233 336,136	$ 265,092 -

In 2004, revenue reported was from interest income on term deposits and in 2002 and 2003 Birch Mountain sold limestone. Interest income in 2004 was from investments of funds raised in private placements during the year. In 2003, the majority of the income was from cancellation of a 1998 accrued debt resulting in a gain of $194,000.

G&A expenses have risen in 2004 as the Company moves forward with activities necessary for operation, including the filing of the quarry EIA and the payment of professional fees for the independent technical report. G&A expenses increased $736,853, or 64%, of which 37% of the increase or $278,358 was related to stock-based compensation expense for options issued to employees and directors.

Mineral exploration costs in 2004 increased by $2,835,083 to $3,915,604 (including capitalization of $3,153,233 of mineral exploration costs) compared with $1,080,521 (including capitalization of $336,136 of mineral exploration costs) in 2003 and $976,305 (including no amounts capitalized) in 2002. In 2003, the Company began capitalizing costs associated with the quarry, as management believes the costs will be recovered from future operations, which is supported by the independent technical reports prepared by AMEC. In 2004 and 2003, all of our exploration costs were focused on the Company's Athabasca limestone industrial mineral properties. In 2002, we directed 99% of exploration expenditures to precious metal prospects in the Athabasca region.

As a result of increased activity and expenditures, the net loss in 2004 increased to $1,224,057 versus $557,435 in 2003. In 2004, the Company capitalized $3,153,223 (2003 - $336,136) of mineral exploration costs and had a future income tax recovery of $1,363,000 (2003 - $1,011,000). Future income tax recovery relates to the taxable benefit associated with the flow-through shares. The loss reported in 2002 was $1,809,950.

Our primary source of cash has been private placement financings. In 2004, Birch Mountain successfully raised more than $9.4 million (2003 -$4.5 million), ending the year with working capital of $5,281,050 and total assets of $9,532,423 compared with working capital of $1,780,829 in 2003 and working capital deficit of $832,191 in 2002.

Neither Birch Mountain nor our predecessor company has ever declared or paid dividends on our common shares.

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, to disclose contingent assets and liabilities at the date of the financial statements and to report amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the deferral and valuation of exploration expenditures. Actual results could differ from the estimates.

SUMMARY OF QUARTERLY RESULTS

The Company's average total expenditures (including expenditures capitalized) per month increased 160% in 2004 to $482,000 compared $185,000 in 2003. Mineral exploration costs (including expenditures capitalized) increased to $326,000 per month in 2004 compared to $95,000 per month in 2003 and general and administrative expenditures increased to $156,000 compared to $100,000 per month in 2003. The increased expenditures related to the regulatory applications for the quarry and Hammerstone, the CERI and AMEC independent technical reports, additional shareholder and promotion costs and an increase in stock-based compensation.

3

Quarterly Results	2004				2003
Three months ended	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31
Interest and other income	$ 24,799	$ 14,102	$ 1,540	$ 7,749	$ 110,513	$ 97	$ 201,360	$ 2
G&A expenses	614,958	472,059	418,825	367,034	387,865	242,503	275,305	230,350
Mineral exploration costs	79,287	124,107	258,663	300,314	80,755	264,168	134,801	264,661
Future income taxes	1,363,000	-	-	-	1,011,000	-	-	-
Net earnings (loss) for the period	693,550	(582,064)	(675,948)	(659,599)	441,893	(506,574)	(21,745)	(471,009)
Net earnings (loss) per share - basic and fully diluted	0.01	(0.01)	(0.01)	(0.01)	0.01	(0.01)	0.00	(0.01)
Total assets	$9,532,423	$7,417,076	$1,991,375	$2,635,649	$2,424,233	$ 227,539	$ 356,181	$ 232,719
Mineral properties	$3,489,369	$2,598,045	$1,502,987	$1,151,322	336,136	-	-	-

Major Events in 2004
Fourth Quarter 2004
•

In December 2004, the Company completed a private placement of 188,886 units at $0.60 per unit for gross proceeds of $113,331.60. Each unit consisted of one common share and one common share warrant, entitling the holder to purchase one additional common share at a price of $0.75 before December 31, 2005.

•

In December 2004, the Company completed a private placement of 732,263 units at $1.50 per unit for gross proceeds of $1,098,394.50. Of these units 142,896 units were flow-through and the remaining 589,367 consisted of one common share and one common share warrant, entitling the holder to purchase one additional common share at a price of $2.00 before December 31, 2005.

•	Announced that the EIA for the quarry filed in March 2004 has been declared complete by Alberta Environment and the publishing of a 35-day period of Public Notice of Application by the NRCB.
•

Filed a Public Disclosure Document and Proposed Terms of Reference for the EIA for Hammerstone with the NRCB and Alberta Environment which will expand the Company's limestone quarry and open a quicklime plant on our leases in the Fort McMurray area.

•	Applied to list the Company's common shares on the American Stock Exchange.
•	Recorded a future income tax recovery, which decreased the total net loss for 2004, resulting in $693,550 net earnings for the fourth quarter.
•	Renounced flow-through expenditures of $3.7 million on flow-through shares issued in 2003 and 2004.
•	Applied to the Alberta Department of Energy to obtain nine new metallic and industrial minerals exploration permits; these were granted in Q1 2005.

Third Quarter 2004
•

In July and August 2004, the Company completed a private placement of a total of 8,996,093 units at $0.60 per unit were issued for gross proceeds of $5,397,655.80. Of these units 5,883,333 units were flow-through and the remaining 3,112,760 consisted of one common share and one-half of one common share warrant, each whole share warrant entitling the purchase of one common share at a price of $0.75 before December 31, 2005. The agent received 666,667 warrants, each warrant entitling the purchase of one common share at a price of $0.75 before December 31, 2005.

•	Granted 1,150,000 stock options to directors and officers of the Corporation with an exercise price of $0.55, expiring on August 27, 2009.
•	Received an independent report by the Canadian Energy Research Institute summarizing their study of the long-term demand for aggregates and quicklime by the oil sands industry.
•	Applied to the Alberta Department of Energy to obtain 15 new metallic and industrial minerals exploration permits; these were granted in Q4 2005.
•

Filed an Assessment Report with the Alberta Department of Energy to maintain seven metallic and industrial minerals permits acquired in 1996 and 1998 in good standing until 2006; the report has not yet been approved.

•	Allowed ten metallic and industrial minerals permits in the Birch Mountains area to expire.

4

Second Quarter 2004
•	Completed a drill program on the Company's leases in Fort McMurray to confirm the calcinable and aggregate quality of the limestone.
•	Hired a financial public relations firm in the United States to provide further introductions in the U.S. investment community.
•

Applied to the Alberta Department of Energy to convert portions or all of 16 mineral permits into twenty-six leases in the Athabasca region covering an area of 58,082 hectares; these have not yet been granted. Allowed one metallic and industrial minerals permit to expire.

•	Appointed Derrick Kershaw to the Board of Directors.
•

Restated the Company's accumulated deficit and share capital as of June 30, 2004. Pursuant to Section 38 of the Business Corporations Act of Alberta, the capital account for common shares and the deficit were reduced by $27,748,931.

First Quarter 2004
•	Filed an application with the NRCB and Alberta Environment for regulatory approval to construct, operate and reclaim the MVQ.
•	Completed the winter 2004 drill program on the Company's leases in the Hammerstone project areas.
•

Announced the results of an independent technical report conforming to National Instrument 43-101 Standards of Disclosure for Mineral Projects, which provides a preliminary assessment of the Company's limestone project in Fort McMurray and supports the potential for the project to be developed into a major producer of aggregate and quicklime in the Fort McMurray region supporting the oil sands industry.

•

Applied to the Alberta Department of Energy to convert portions or all 14 mineral permits in the Athabasca region into thirty-three leases covering an area of 75,472 hectares; these were granted in Q2 2005. Allowed one metallic and industrial minerals permit to expire.

Major Events in 2003

Fourth Quarter 2003
•	Sold $100,000 of limestone to Syncrude Canada Ltd.
•	Incurred a 60% increase in G&A expenditures compared with Q3 2004 and 38% compared with Q3 2003 largely due to the Company's adoption of stock-based compensation accounting policy, which resulted in an expense of $66,681.
•	Capitalized the industrial mineral costs and recorded a future income tax recovery, which decreased mineral exploration cost and the total net loss for 2004, resulting in $441,839 net earnings for the fourth quarter.
•	Completed a private placement of 4,000,000 flow-through units at a price of $0.50 per unit.
•	Renounced flow-through expenditures of $2.5 million.
•	Applied to the Alberta Department of Energy to convert portions of one metallic and industrial minerals permit to lease; this was granted in Q1 2005.
•	Applied to Alberta Department of Energy to transfer the limestone rights in one metallic and industrial minerals lease to Birch Mountain Resources; this was finalized in Q1 2005.

Second and Third Quarters 2003
•	Conducted environmental and archaeological field studies and used the data to prepare an EIA and an Application to the NRCB.
•	Incurred an increase in G&A expenses because of financing activities.
•	Applied to the Alberta Department of Energy to convert portions of one metallic and industrial minerals permit to lease; this was granted in Q4 2004.

First Quarter 2003
•	Completed a drilling program in the proposed limestone quarry and tested two high-calcium limestone units.
•	Completed a private placement of 465,712 units at $0.25 per unit in January. Of these, 248,000 units were flow-through. All units consisted of one common share plus one non-transferable common share purchase warrant entitling the holder to purchase an additional common share for $0.50 for a period of 18 months after closing.

5

RESULTS OF OPERATIONS

The Company incurred a net loss of $1,224,057 in the year ended December 31, 2004 (2003-$557,435; 2002-$1,809,950) and as at December 31, 2004, had retained earnings, as restated, of $111,491.

Corporate Income
Income in 2004 is derived from interest income. We sold $100,000 of limestone to Syncrude Canada Ltd. in 2003 and $250,000 to Suncor Energy Ltd. in 2002. Birch Mountain and subsidiaries have limited income from production because the Industrial Minerals Division is in development, all other properties remain at the exploration stage, and our technology is still under development. The Company's ability to generate income requires the opening of the MVQ and successful sale of aggregates and this is the Company's focus in 2005. Alternatively, the Company could generate income by selling our land lease and permit interests on an advantageous basis.

Corporate Expenses
Total costs in 2004 were $1,872,876 (excluding $762,371 of mineral exploration costs), and in 2003 were $1,136,023 (excluding $755,535 of mineral exploration and industrial mineral costs), and in 2002 were $1,170,931 (excluding $976,305 of mineral exploration costs). The Company adopted the stock-based compensation and other stock-based payment accounting standard of the Canadian Institute of Chartered Accountants Handbook Section 3870 in 2003. The impact of the adoption of this standard for the year ended December 31, 2004, was additional compensation expense of $246,127 and additional professional fees of $32,231. For the year ended December 31, 2003, the impact was an additional compensation expense of $66,681 and additional mineral exploration costs of $1,231.

G&A expenditures, excluding stock-based compensation, increased slightly in 2004 to $1,594,518 compared with 2003 of $1,069,342 and 2002 of $1,170,931. The increase in 2004 reflects the increased focus on the industrial mineral potential of the Athabasca leases and the necessary regulatory costs necessary to move the MVQ and Hammerstone towards production.

Mineral Exploration Costs
The Company incurs mineral exploration costs in our three divisions. In 2004, the Company spent a total of $3,915,604, of which $3,153,233 was capitalized.

Total Mineral Exploration Costs	2004	2003	2002
Industrial Minerals	$ 3,153,233	$ 807,327	$ 112,460
Mineral Exploration	762,371	262,044	821,331
Mineral Technology	-	11,150	42,514
	3,915,604	1,080,521	976,305
Amounts Capitalized	3,153,233	336,136	-
Mineral Exploration Expenses	$ 762,371	$ 744,385	$ 976,305

Industrial Minerals Costs
The Company continues to focus on our Industrial Minerals Division, which was established in 2002. In 2004, we focused most of our financial resources on a further geological evaluation of the quarry and environmental approvals. In 2004, $3,153,233 was spent with this entire amount being capitalized, compared to 2003 where $807,327 was spent with $336,136 of this amount being capitalized. In 2002, this division spent $112,460, with no amounts capitalized. Birch Mountain will continue to invest in our limestone quarry project.

Mineral Exploration Costs
Mineral exploration costs related to precious metals increased in 2004 to $762,371 from $262,044 in 2003 and $821,331 in 2002. This work was focused on the Company's Athabasca mineral properties.

Mineral Technology Costs
With the Company's dedicated focus on industrial minerals in 2004, spending on scientific research directed to developing proprietary extraction and analytical techniques for precious metals decreased to zero from $11,150 in 2003 and $42,514 in 2002. The results of our previous research led to the filing of a U.S. and international patent application in the spring of 2000. Birch Mountain was granted a U.S. patent in December 2002.

6

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of cash has been private placements. Working capital at December 31, 2004 was $5,281,050, a significant improvement from 2003 at $1,780,829 and 2002 at negative $832,191.

During 2004, Birch Mountain successfully raised gross proceeds of $6.6 million through private placements versus $4.5 million in 2003 and $926,705 in 2002. Birch Mountain received $228,580 from the exercise of stock options in 2004, $65,000 in 2003 and during 2002 no options were exercised. Birch Mountain also received $2.7 million from the exercise of warrants in 2004, and no warrants were exercised in 2003 or 2002. The funds raised in 2004 provided working capital to sustain basic operations well into 2005. Project-specific financing may be available to advance the limestone/quicklime project in 2005 and beyond.

At expenditure rates consistent with the fourth quarter of 2004, the Company has existing capital to continue operations into the fourth quarter of 2005. G&A expenditures in 2004 increased to approximately $156,000 per month from approximately $100,000 in 2003 and 2002 as the corporate infrastructure was built to move the Company into operations with quarry production expected by mid-year 2005. We are assessing strategic options and opportunities for additional financing to fund the start-up of the MVQ for the production and sale of various aggregates, to advance the regulatory approval of a Hammerstone project, including the quicklime plant, to restart research and precious metal assay program development and to continue ongoing corporate activities. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result, but not necessarily a dilution in value. At December 31, 2004, the Company had renounced flow-through expenditures of $3.7 million, spent qualifying expenditures on 2003 commitments of $1.9 million and has a further requirement to spend $2,545,000 of qualifying expenditures for work associated with the quarry and Hammerstone prior to December 31, 2005.

On-going commitments for capital resources relate largely to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta plus some general operating leases. The total landholdings of the Company decreased by 34,513 hectares in 2004. Lease and permit payments, along with associated fees in 2004 were $659,177, while lease and permit payments and commitments beyond 2004 will be approximately $655,235 if we continue to hold all of our mineral leases into the future. Following further exploration, we may choose to reduce our landholdings, which will reduce our capital commitments for maintaining the mineral leases in good standing.

Total Landholdings under Mineral Leases and Permits at December 31	2004		2003		2002
Project	Hectares	Acres	Hectares	Acres	Hectares	Acres
Athabasca	335,190	828,269	277,543	685,821	326,332	806,382
Birch Mountains	-	-	92,160	227,731	92,160	227,731
Total	335,190	828,269	369,703	913,552	418,492	1,034,113

At March 21, 2005, the Company holds mineral leases, mineral permits and mineral permits, which applications have been filed for conversion to leases, in the Athabasca region, covering an area of 402,965 hectares (995,744 acres).

RISKS AND UNCERTAINTIES

Capital
Birch Mountain is a developing company with insufficient revenue to meet our yearly operating and capital requirements. The Company has successfully raised funds necessary to explore our leases and permits, prepare for and plan operations and to conduct our corporate affairs primarily through private placements of common stock. There is no guarantee the Company will be able to continue to raise funds or to successfully partner with a company that has the necessary capital. In the past, Birch Mountain has financed the business by raising funds in the equity markets. As required in the future or as advantageous to the Company, financing may be available through joint venture or partnering agreements, through additional private placements or by obtaining project debt financing. Although these are alternatives the Company will investigate, there is no assurance that the Company will be successful.

7

Mineral Property Development
Based on exploration results to date and the independent prefeasibility report prepared by AMEC, Birch Mountain believes development of our mineral properties will yield economically recoverable limestone. The ability of Birch Mountain to obtain necessary environmental operating approvals, to secure adequate operating and capital financing, to successfully put the property into production and to operate profitably in the future are uncertain.

Customer Dependency
In the Industrial Minerals Division and with the development of the quarry, Birch is dependant on customers located geographically near the operating limestone quarry. Costs of transportation of aggregate are high relative to its cost of production and tend to be prohibitive to customers who might ship the product over longer distances. As a result, Birch plans to market our products to the oil sands industry in Fort McMurray. Should the price of oil decline, there is no guarantee oil sands companies will continue to require the Company's products.

Regulatory and Environmental
The Company operates in areas that are subject to governmental provisions regulating exploration and development of mineral resources. Birch Mountain may be constrained or forbidden to develop a quarry or mine in areas of economic mineral deposits or mandated operating guidelines may adversely the economic viability of the projects. Additionally, the Company holds metallic and industrial mineral permits and leases issued by the Government of Alberta and there are no guarantees the Government will continue to extend land rights under its current practices.

Birch Mountain is required by regulation to operate under certain environmental guidelines that are mandated by federal and provincial governments in Canada. Additionally, public expectation of industry's environmental performance remains high and interventions by environmental groups could impact the Company's ability to operate. Birch has established environmental policies that it believes will allow it to operate effectively under the environmental guidelines. Birch has and will continue to work with the local communities to address public environmental concerns.

Personnel
The Company employees twelve employees and relies on part time workers, contractors and consultants to assist in executing operations and providing technical guidance. As the Company moves into operations it will be necessary to rely on workers in the local area. In Northern Alberta, skilled labour shortages are common. There is uncertainty surrounding the ability to retain and attract personnel to the project and should the Company not have adequate personnel, the project may not become operational or may not be economically viable.

Alternate Technologies
The use of limestone for aggregates and the use of quicklime as a product for desulphurization of air emissions and water treatment could be replaced by alternate technologies as the oil sands industry looks at more cost effective and efficient methods. The rate of development of new technologies or the impact on our business cannot be determined.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED-PARTY TRANSACTIONS

The Company had the following transactions with related parties:

•	Included in shareholder services and promotion are amounts of $14,656 (2003-$1,469; 2002-$9,888) paid to a company controlled by the spouse of a director.
•	Included in professional fees is $37,159 (2003-$26,327; 2002-$46,614) of consulting and legal fees paid to a company owned by an officer;
•	Included in professional fees is $99,145 (2003-$77,254, 2002-$61,664) of legal fees paid to firms in which officers are partners; and
•	Included in accounts payable is $7,945 (2003-$24,953; 2002-$68,763) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There were no changes in accounting policies during the year ended December 31, 2004.

FINANCIAL INSTRUMENTS

The carrying amount of cash, accounts receivable and accounts payable approximates their fair value because of the short-term maturities of these items. The Company enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with our foreign currency translation policy.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE
Additional Disclosure for Venture Issuers without Significant Revenue	2004		2003		2002
Mineral exploration Capitalized mineral exploration expenses Expensed mineral costs Expensed R&D costs Corporate expenses Total assets	$ 3,153,233 762,371 - 1,872,876 9,532,423		$ 336,136 744,385 11,150 1,124,873 2,424,233		$ - 976,305 42,514 1,128,417 265,092
Mineral Costs	2004 Capitalized	2004 Expensed	2003 Capitalized	2003 Expensed	2002 Expensed
Administration Assay and geological Land lease and permit Materials, services and drilling Salaries Travel and accommodations	$ 73,910 77,740 47,320 2,393,912 479,089 81,262	$ 34,276 654 611,857 45,737 66,708 3,319	$ 5,473 - 3,210 212,325 105,166 9,962	$ 65,796 20,429 146,327 179,060 315,925 16,847	$ 66,941 9,138 117,778 345,553 421,419 15,476
	$ 3,153,233	$ 762,371	$ 336,136	$ 744,385	$ 976,305
Corporate Expenses	2004		2003		2002
Amortization Consulting Office Professional fees Salaries and benefits Shareholders services and promotion Stock based compensation	$ 50,336 79,973 383,316 396,552 386,579 329,993 246,127		$ 33,632 800 263,247 125,175 422,135 213,203 66,681		$ 47,558 2,400 233,043 264,584 437,786 143,046 -
	$ 1 ,872,876		$ 1,124,873		$ 1,128,417

Outstanding Share Data at March 24, 2005	Number
Issued and outstanding common shares	67,257,417
Outstanding options to purchase common shares	8,730,485
Outstanding warrants to purchase common shares	2,410,155
Fully diluted common shares	78,398,057

9

BIRCH MOUNTAIN RESOURCES LTD.

Consolidated Financial Statements

December 31, 2004 and 2003

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

TO THE SHAREHOLDERS OF BIRCH MOUNTAIN RESOURCES LTD.

Management has the responsibility for preparing the accompanying financial statements. This responsibility includes selecting appropriate accounting principles and making objective judgments and estimates in accordance with Canadian generally accepted accounting principles and providing a reconciliation to generally accepted accounting principles in the United States.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and proper records maintained.

It is the responsibility of the Audit Committee and Board of Directors to review the financial statements in detail with management prior to their approval of the financial statements for publication.

External auditors are appointed by the shareholders to audit the financial statements and report directly to them. Their report is attached to the audited consolidated financial statements that follow. The external auditors have full and free access to the Audit Committee, the Board of Directors and management.
"Douglas J. Rowe"
Douglas J. Rowe, President and Chief Executive Officer
"Hansine M. Ullberg"
Hansine M. Ullberg, Vice President Finance and Chief Financial Officer

Birch Mountain Resources Ltd.
Report of Independent Registered Public Accounting Firm

To the Shareholders of

Birch Mountain Resources Ltd.

We have audited the consolidated balance sheets of Birch Mountain Resources Ltd. as at December 31, 2004 and 2003 and the consolidated statements of loss and retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

Meyers Norris Penny LLP
Meyers Norris Penny LLP
Chartered Accountants

Calgary, Canada
February 25, 2005

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
As at December 31

	2004	2003
Assets
Current
Cash and cash equivalents	5,444,270	1,818,292
GST and other receivables	233,459	52,221
Prepaids and deposits	184,108	59,102
	5,861,837	1,929,615
Property, plant and equipment (Note 3)	181,217	158,482
Mineral properties (Note 4)	3,489,369	336,136
Total Assets	9,532,423	2,424,233
Liabilities
Current
Accounts payable and accrued liabilities (Note 5)	357,229	91,598
Advances on share subscriptions	173,252	-
Other liabilities (Note 6)	50,306	57,188
	580,787	148,786
Shareholders' equity
Share capital (Note 7)	8,501,576	28,598,874
Contributed surplus (Note 9)	338,569	89,957
Retained earnings (deficit) (Note 10)	111,491	(26,413,384)
	8,951,636	2,275,447
Total Liabilities and Shareholders' Equity	9,532,423	2,424,233
Nature of operations (Note 1)
Commitments (Note 11)

Approved on behalf of the Board:

"Douglas J. Rowe"                                         Director
Douglas J. Rowe

"Kerry E. Sully"                                                Director
Kerry E. Sully

The accompanying notes are integral part of these financial statements.

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Retained Earnings (Deficit)
For the years ended December 31

	2004	2003	2002
Expenses
Mineral properties expensed (Note 4)	762,371	744,385	976,305
Salaries and benefits	386,579	422,135	437,786
Office	383,316	263,247	233,043
Professional fees	396,552	125,175	264,584
Shareholder services and promotion	329,993	213,203	143,046
Stock-based compensation (Note 8)	246,127	66,681	-
Consulting	79,973	800	2,400
Amortization	50,336	33,632	47,558
Research costs	-	11,150	42,514
Loss before the following	2,635,247	1,880,408	2,147,236
Interest and other income	(48,190)	(11,205)	(986)
Gain on disposal of investment	-	(6,768)	-
Limestone sale	-	(100,000)	(250,000)
Gain on cancellation of debt (Note 5)	-	(194,000)	-
	(48,190)	(311,973)	(250,986)
Loss before income taxes	2,587,057	1,568,435	1,896,250
Future income tax recovery (Note 13)	(1,363,000)	(1,011,000)	(86,300)
Net loss for year	1,224,057	557,435	1,809,950
Deficit, beginning of year, as previously stated	(26,413,384)	(25,855,949)	(24,045,999)
Elimination of deficit (Note 10)	27,748,932	-	-
Retained earnings (deficit), end of year	111,491	(26,413,384)	(25,855,949)
Loss per share
Basic and diluted (Note 14)	(0.02)	(0.01)	(0.05)

The accompanying notes are integral part of these financial statements.

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31

	2004	2003	2002
Cash flows from operating activities
Cash paid to suppliers	(1,321,259)	(1,491,817)	(637,952)
Cash paid to employees	(878,063)	(921,277)	(782,086)
Interest paid	(3,900)	(45,921)	(22,218)
Interest income received	47,549	2,358	714
Cash received from customers	-	-	269,004
	(2,155,673)	(2,456,657)	(1,172,538)
Cash flows from financing activities
Issuance of common shares for cash	9,381,086	4,623,601	911,705
Advances on share subscriptions	173,252	-	-
Share issuance costs	(546,383)	(163,590)	-
	9,007,955	4,460,011	911,705
Cash flows from investing activities
Mineral exploration costs	(3,153,233)	(230,970)	-
Purchase of capital assets	(73,071)	(29,442)	(99)
Proceeds on disposal of investment	-	26,768	-
Proceeds on disposal of capital assets	-	800	18,000
	(3,226,304)	(232,844)	17,901
Increase (decrease) in cash	3,625,978	1,770,510	(242,932)
Cash at beginning of year	1,818,292	47,782	290,714
Cash at end of year	5,444,270	1,818,292	47,782

The accompanying notes are an integral part of these financial statements.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

1.     Nature of operations

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and preparing to develop its mineral leases and permits in Northern Alberta. The recoverability of the amounts shown for mineral properties is dependant upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the exploration and future development of its mineral properties. On February 25, 2005, the Company released an independent technical report, which indicates the potential for a limestone quarry in the Fort McMurray area and reports an estimated value for the mineral reserves in excess of the current carrying value of the mineral properties.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's success is dependent on obtaining sufficient funds to carry out development activities on its mineral leases, preserving its interest in the underlying minerals, achieving future profitable production or, alternatively, on the Company's ability to dispose of its interests on an advantageous basis.

2.     Significant accounting policies

(a)    Principles of consolidation

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., and Rockyview Development Limited and its subsidiaries. Rockyview Development Limited and its subsidiaries have been inactive since 1998. Dawson Bay Minerals Inc. has been inactive throughout 2004. All intercompany balances and transactions have been eliminated.

(b)     Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those reported. Significant areas requiring the use of management estimates include estimates related to the determination of impairment of mineral exploration costs, reclamation obligations and determination of qualifying renouncements and the assumptions used in calculating stock option compensation expense. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

(c)     Cash and cash equivalents

Cash and cash equivalents include balances with Canadian chartered banks and investment certificates with maturities of three months or less.

(d)     Property, plant and equipment

Capital assets are recorded at cost. Amortization is provided over their estimated useful lives, using the following methods and rates:

	Method	Annual Rate
Equipment	Declining balance	20% - 30%
Computer	Declining balance	30% - 100%
Leasehold improvements	Straight line	5 years

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

2.    Significant accounting policies (continued)

(e)     Mineral properties

The Company expenses mineral exploration costs, unless on a property-by-property basis the deferral criteria are met and it is probable that they will be recoverable from the future operations of the related project. During 2003, the Company began capitalizing expenditures related to the exploration and testing of a limestone property, as management is of the opinion that it is probable these costs will be recovered from future operations. When the carrying value of a property exceeds its net recoverable amount (net recoverable amounts are estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitment or the Company's assessment of a property's realizable value) or if leases and permits are sold, allowed to lapse or abandoned, a provision is made for the impairment based on undiscounted estimated future net cashflows.

Management's estimates of mineral prices, recoverable proven and probable reserves and operating and capital costs are subject to certain risks and uncertainties, which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties or the financial position of the Company.

(f)    Long-lived assets

Long-lived assets consist of property, plant and equipment and mineral properties. Long-lived assets held for use are measured and amortized as described in the applicable accounting policies.

The Company performs impairment testing on long-lived assets held for use whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. Impairment losses are recognized when undiscounted future cash flows from its use and disposal are less than the assets' carrying amount. Impairment is measured as the amount by which the assets' carrying value exceeds its fair value. Any impairment is included in loss for the year.

(g)    Asset retirement obligation

The Company has adopted the new recommendations of the CICA relating to accounting for asset retirement obligations. This recommendation replaces the previous method of accounting for site restoration costs on an accrual basis. The Company has adopted the new standard on a retroactive basis in accordance with the CICA recommendations on Accounting Changes. Under the new standard, a liability for the fair value of environmental and site restoration obligations are recorded when the obligations are incurred and the fair value can be reasonably estimated. The obligations are normally incurred at the time the related assets are brought into production. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligation is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense. There is no impact on the current year's financial statements, as production has not yet occurred.

(h)    Flow-through shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. The tax benefits renounced are reflected as a future tax liability and deducted from the proceeds of share capital.

(i)    Research costs

The Company was actively engaged in researching new mineral technology applications. Costs associated with such projects, including patent application costs, are expensed in the period they are incurred.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

2.     Significant accounting policies (continued)

(j)    Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized. At the end of each year, future tax assets and future tax liabilities are reassessed, and any changes in the settlement value are reflected in the current year's income.

(k)    Stock-based compensation and contributed surplus

Effective January 1, 2003, the Company prospectively adopted the new recommendations of the Canadian Institute of Chartered Accountant's ("CICA") Handbook 3870 Stock-based Compensation and Other Stock-based Payments, which requires the fair-value method of accounting for stock-based payments. Under the prospective adoption, compensation expense is recognized for stock options granted, modified or settled after January 1, 2003 based upon the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as compensation expenses and contributed surplus. In the year of adoption, the year ended December 31, 2003, additional compensation expense of $66,681 and additional mineral exploration costs of $1,231 were recorded.

For options issued prior to January 1, 2003, the Company had chosen to account for the employee stock-based compensation plans using the intrinsic-value method and as a result, no compensation cost is recorded on the grant of stock options to employees. Instead, consideration paid by employees on the exercise of stock options is recorded as share capital. Pro-forma net income and earnings per share have been provided as if the fair-value accounting method had been used for employee stock options since January 1, 2001 (see Note 8).

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimate, they involve inherent uncertainties based on market conditions generally outside the control of the Company. If future market conditions are different than the assumption used, stock-based compensation expense could be significantly different.

The contributed surplus balance is reduced as the options are exercised and the amount initially recorded in contributed surplus for the options, at the time of issue, is credited to share capital along with the proceeds received upon exercise.

(l)    Loss per share amounts

Loss per share amounts are computed using the weighted-average number of common shares outstanding during the year. Diluted loss per share is calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options and warrants would be used to purchase common shares at the average trading price for the period.

(m)    Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

3.     Property, plant and equipment

		2004		2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Equipment	312,522	205,485	107,037	270,454	185,179	85,275
Computer	279,553	220,233	59,320	256,390	200,491	55,899
Leasehold improvements	38,382	23,522	14,860	30,543	13,235	17,308
	630,457	449,240	181,217	557,387	398,905	158,482

4.     Mineral properties

The Company holds a significant number of permits and leases on mineral rights in the Athabasca and Birch Mountains regions of Northern Alberta.

Athabasca Region

At December 31, 2004, the Company's mineral property in the Athabasca region consisted of 38 (2003 - 40) permits, which includes 15 permits in the process of being converted by the Company to leases and 65 (2003 - 30) leases for a total area of 335,190 (2003 - 279,351) hectares. The Company is party to Co-Development Agreements with Syncrude Canada Ltd., Suncor Energy Inc., Albian Sands Energy Inc. and Canadian Natural Resources Limited. The agreements provide for a co-operative planning in the development of the lands and data sharing by bringing together the holder of the oil sands rights and the holder of the metallic and industrial mineral rights.

In September 2003, the Company signed an agreement to sell a minimum of $100,000 worth of limestone to Syncrude Canada Ltd. within Syncrude's Aurora mine.

Birch Mountains Region

At December 31, 2003, the Company's mineral property in the Birch Mountains region comprised 10 permits covering 92,160 hectares. These permits expired in 2004 and the Company no longer has any interests in this area.

Amounts capitalized and expensed related to mineral properties over the past two years are as follows:

	2004 Total Capitalized	2004 Capitalized	2003 Capitalized	2004 Expensed	2003 Expensed
Administration	79,383	73,910	5,473	34,276	65,797
Assay and geological	77,740	77,740	-	654	20,429
Land lease and permit	50,530	47,320	3,210	611,857	146,327
Materials, services and drilling	2,606,237	2,393,912	212,325	45,737	179,060
Salaries	584,255	479,089	105,166	66,708	315,925
Travel and accommodations	91,224	81,262	9,962	3,139	16,847
	3,489,369	3,153,233	336,136	762,371	744,385

5.     Accounts payable and accrued liabilities

Included in accounts payable are trade payables and accrued liabilities related to regular business operations. During 2003, the Company cancelled an accrued payable in the amount of $194,000 relating to the estimated costs of discontinuing the Indonesian operations in 1998.

6.     Other liabilities

Included in deferred charges is an amount related to a customer prepayment for future product deliveries.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

7.     Share capital

(a)     Authorized capital

        Unlimited number of common voting shares
        Unlimited number of preferred shares issuable in series
        Unlimited number of non-voting shares

(b)    Common shares

	Number	Amount
Balance December 31, 2002	36,886,399	25,186,910
Issued for cash
Issued on exercise of options	215,000	65,500
Private placements	7,229,686	2,013,600
Flow-through shares	6,118,000	2,529,500
Tax benefits renounced on flow-through shares	-	(1,011,000)
Share issuance costs	-	(185,636)
Balance December 31, 2003	50,449,085	28,598,874
Issued for cash
Issued on exercise of warrants	5,395,292	2,723,054
Issued on exercise of options	545,180	228,580
Private placements	3,891,013	2,865,038
Flow-through shares	6,026,229	3,744,344
Tax benefits renounced on flow-through shares	-	(1,363,000)
Share issuance costs	-	(546,382)
Elimination of deficit (note 10)	-	(27,748,932)
Balance December 31, 2004	66,306,799	8,501,576

In December 2004, the Company completed a private placement of 732,263 units at $1.50 per unit. Of these units 142,896 units were flow-through and the remaining 589,367 consisted of one common share and one common share warrant, entitling the holder to purchase one additional common share at a price of $2.00 before December 31, 2005.

In July, August and December 2004, the Company completed a private placement in three tranches. A total of 9,184,979 units at $0.60 per unit were issued. Of these units 5,883,333 units were flow-through and the remaining 3,301,646 consisted of one common share and one-half of one common share warrant, each whole share warrant entitling the purchase of one common share at a price of $0.75 before December 31, 2005. The agent received 666,667 warrants, each warrant entitling the purchase of one common share at a price of $0.75 before December 31, 2005.

At December 31, 2004, the Company had renounced all of its flow-through commitments remaining on shares issued in 2003 and renounced $3,7,44,000 of expenditures for shares issued in 2004. The balance of $2,525,000 of qualifying expenditures is to be incurred prior to December 31, 2005.

In December 2003, the Company completed a private placement of 4,000,000 flow-through units at a price of $0.50 per unit.

In August, October and November 2003, the Company completed three additional private placements totalling 4,123,564 units at $0.30 per unit. Each unit consisted of one common share plus one-half of one common share warrant entitling the holder to purchase an additional common share for $0.50 for a period of 12 months after closing.

In May 2003, the Company completed a private placement of 4,758,410 units at $0.25 per unit. Of these, 1,870,000 units were flow-through. All units consisted of one common share and common share warrant entitling the holder to purchase an additional common share for $0.50 for a period of 16 months after closing.

7.     Share capital (continued)

In January 2003, the Company completed a private placement of 465,712 units at $0.25 per unit. Of these, 248,000 units were flow-through. All units consisted of one common share and one common share warrant entitling the holder to purchase an additional common share for $0.50 for a period of 18 months after closing.

At December 31, 2003, the Company had renounced all of its flow-through commitment and incurred $578,407 of expenditures. The balance of $1,951,093 of qualifying expenditures were incurred prior to December 31, 2004.

During 2001, the Company entered into an agreement with AuRIC Precious Metals Inc. (AuRIC) to purchase rights to a customized fire assay protocol developed by AuRIC. The contract includes provisions for independent third-party verification tests using a double-blind chain-of-custody test protocol, the costs of which are to be borne by the Company. When the Company is satisfied that AuRIC has met all of the conditions of the agreement, the Company has agreed to purchase the assay protocol from AuRIC for consideration of US$400,000 plus 640,000 common shares of the Company, 400,000 that will be free trading, and the issuance of which must comply with the applicable laws in Canada and the United States. Independent verification tests conducted to date are inconclusive and no compensation has been paid and no shares have been issued.

(c)    Preferred shares

An unlimited number of preferred shares may be issued in one or more series, and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges and conditions attached to the shares of each series. No preferred shares have been issued.

(d)    Reserved for issue

Options

The Company has two stock option plans. The original plan was established in 1994 to grant options to directors, officers, employees and consultants of the Company. The plan is administered by the Compensation Committee of the Board of Directors and contains provisions stating that the option period may not exceed five years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares.

In March 2002, the Board of Directors approved a new stock option plan ("2002 Plan"), which was approved by the shareholders at the June 2002 annual general and special meeting. The purpose of the 2002 Plan is to offer persons who provided services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The number of common shares reserved for issuance pursuant to the exercise of all options under this plan may not exceed 3,735,211. The plan is administered by the Compensation Committee of the Board of Directors who determine to whom options shall be granted including the terms, pricing and vesting of the grants.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

7.     Share capital (continued)

The Company has granted options on common shares as follows:

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2001, outstanding	2,298,750	0.22 - 1.36	0.77	2003 - 2006
Granted	2,555,000	0.26 - 0.34	0.30	2007
Cancelled	(235,000)	0.70 - 1.36	0.98	2003
December 31, 2002, outstanding	4,618,750	0.22 - 1.36	0.53	2004- 2007
Granted	2,487,500	0.30 - 0.50	0.32	2004 - 2008
Cancelled	(500,000)	0.35 - 0.90	0.52	2004
Exercised	(215,000)	0.22 - 0.35	0.30	2004
December 31, 2003, outstanding	6,391,250	0.22 - 1.36	0.51	2004 - 2008
Granted	2,135,000	0.50 - 0.74	0.55	2009
Cancelled	(665,000)	1.36	1.36	2004
Exercised	(545,180)	0.26 - 0.55	0.40	2007-2008
December 31, 2004, outstanding	7,316,070	0.26 - 0.74	0.45	2005 - 2009

The following summarizes information about stock options outstanding and exercisable as at December 31, 2004:

Number of Options	Expiry Date	Exercisable and Outstanding	Option Price ($)
408,750	January 2006	408,750	0.60
275,000	April 2006	275,000	0.65
200,000	May 2006	200,000	0.50
1,040,000	March 2007	1,040,000	0.26
1,365,000	April 2007	1,365,000	0.34
2,092,320	October 2008	1,569,240	0.30
125,000	May 2009	62,500	0.53
1,780,000	August 2009	445,000	0.55
30,000	November 2009	7,500	0.74
7,316,070	2006 - 2009	5,372,990	0.37

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

7.     Share capital (continued)

Warrants

In relation to private placements, the Company has the following warrants outstanding:

	Number of Warrants	Price Range ($)	Weighted-Average Price ($)	Expiry Date
December 31, 2002, outstanding (re-priced)	3,239,277	0.50	0.50	2004
Issued	7,553,104	0.50	0.50	2004
December 31, 2003, outstanding	10,792,381	0.50	0.50	2004
Issued	2,906,857	0.75 - 2.00	0.97	2005
Expired	(5,418,758)	0.50	0.50	2004
Exercised	(5,395,292)	0.50 - 0.75	0.50	2004
December 31, 2004, outstanding	2,885,188	0.75 - 2.00	0.97	2005

During 2004, 5,395,292 warrants were exercised and a corresponding number of common shares were issued at a weighted average price of $0.50 each for a total consideration of $2,723,054.

During 2003, the Company extended the expiry date of warrants that were scheduled to expire in 2003 to 2004. All of the outstanding warrants as at December 31, 2002, were re-priced from a range of $0.75 - $1.00 per warrant to $0.50 per warrant.

8.     Stock-based compensation

The Company uses the fair-value method using the Black-Scholes option-pricing model to provide a value for stock based compensation for employees, directors, officers and advisors. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Change in the subjective input assumptions can materially affect the fair-value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(a)     Employees, directors and officers

In 2004, the total stock-based compensation for options issued to employees, directors and officers during the year was $380,023 (2003 - $266,723). The amount will be amortized over an 18-month period as the options vest. As a result the compensation expense recognized for the year was $246,127 (2003 - $66,681), which included the amortization of $137,053 related to options issued in 2003, leaving an unamortized balance of $337,629 (2003 - $200,042).

Had the fair-value method been used since January 1, 2001, the Company's net earnings and net earnings per share would have been as follows:

	2004	2003	2002
Pro-forma loss	(1,224,057)	(557,435)	(2,079,950)
Loss per share, basic	(0.02)	(0.01)	(0.06)

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

8.     Stock-based compensation (continued)

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Expected life	1 to 2 years	3 years	5 years
Risk-free interest rate	3.8%	3.9%	4.5%
Expected volatility	65%	65%	35%
Annual dividends	nil	nil	nil

(b)     Advisors

In 2004, the Company issued 200,000 options at an exercise price of $0.50 to an investor relations advisory firm. The total stock-based compensation for these options was $32,231. The amount will be amortized over the period as the options vest. The amount recognized as compensation expense in the current year is $35,922, which has been reflected in professional fees and included the amortization of $3,691 related to options issued in 2003, leaving an amortized balance of $nil.

In 2003, the total stock-based compensation was $26,967. The amount was amortized over a 16-month period, which was the vesting period of the options. Of the total amount, $22,045 has been reflected as share issuance costs and $1,231 as mineral exploration costs, with the offsetting credits to contributed surplus and leaving an unamortized balance of $3,691.

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003
Expected life	1 year	2 years
Risk-free interest rate range	3.8%	3.8%
Expected volatility	65%	65%
Annual dividends	nil	nil

9.     Contributed surplus

Changes in contributed surplus are as follows:

Balance, December 31, 2002	-
Options granted to employees, directors and officers	66,681
Options granted to advisors	23,276
Balance, December 31, 2003	89,957
Options granted to employees, directors and officers	246,127
Options granted to advisors	35,922
Options converted to share capital	(33,437)
Balance December 31, 2004	338,569

10.     Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004. As a result, the deficit and share capital were reduced by $27,748,932.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

11.     Commitments

The Company has land lease agreements on exploration properties and rents premises and equipment under operating leases. Commitments under these agreements require the following payments over the next five years:

	Land Lease	Other	Total
2005	451,947	306,460	758,407
2006	451,947	267,135	719,082
2007	451,555	103,335	554,890
2008	451,555	29,943	481,498
2009	444,586	-	444,586
	2,251,590	706,873	2,958,463

Not included in the above amounts is a contingent royalty commitment on one land lease to pay $.015 per tonne of limestone sold, should limestone be produced from minerals on that specific lease

12.     Related-party transactions

The Company incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party and were as follows:

•    Included in shareholder services and promotion is $14,656 (2003 - $1,469; 2002 - $9,888) paid to a company controlled by the spouse of a director.
•    Included in professional fees is $37,159 (2003 - $26,327; 2002 - 46,614) of consulting and legal fees paid to a company owned by an officer.
•    Included in professional fees is $99,145 (2003 - $77,254, 2002 - $61,664) of legal fees paid to firms in which officers are partners.
•    Included in accounts payable is $7,945 (2003 - $24,953; 2002 - $68,763) relating to these transactions.

13.     Income taxes

The income tax recovery differs from the amount that is expected by applying the current tax rates for the following reasons:

	2004	2003	2002
Loss before taxes	2,587,057	1,568,435	1,896,250
Expected tax recovery at 38.95% (2003 - 40.80%; 2002 - 41.00%)	1,007,659	639,921	777,462
Resource allowance	(138,585)	(205,591)	(55,971)
Share issue costs	17,342	20,989	8,749
Non-deductible expenses for tax and other	(120,779)	(36,613)	(3,587)
Other permanent differences	163,469	(788,224)	-
Valuation allowance	433,894	1,380,518	(640,353)
Future income tax recovery	1,363,000	1,011,000	86,300

Future income tax assets consist of the following temporary differences:

	2004	2003	2002
Mineral exploration costs	4,372,540	4,984,788	5,838,957
Capital assets	69,911	90,770	101,291
Scientific Research and Experimental Development expenditures unclaimed	77,702	79,438	86,806
Non-capital loss carry forwards	537,675	436,552	987,185
Share issuance costs and other	154,518	54,692	12,519
Valuation allowance	(5,212,346)	(5,646,240)	(7,026,758)
Future tax assets (net of valuation allowance)	-	-	-

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

13.     Income taxes (continued)

At December 31, 2004, the Company has the following deductions available:

•    Canadian mining exploration costs and undepreciated capital cost allowance of $18,309,000 (2003 - $16,054,000, 2002 - $14,600,000), which may be carried forward indefinitely;
•    Scientific Research and Experimental Development costs of $211,000, which may be carried forward indefinitely; and
•    Non-capital loss carry forwards of approximately $1,359,000 that, if unused, will expire as follows:

2005	132,000
2006	185,000
2007	-
2008	719,000
2009	20,000
2010	-
2011	303,000

In addition to the above, the Company has the following tax deductions available, which have not been reflected in the statements:

•    Capital losses of $3,500,000, which may be carried forward indefinitely; and

•    Investment tax credits of $38,000 available for carry forward to 2005.

14.     Per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year. For purposes of the calculations, the weighted-average number of shares outstanding was 56,596,951 (2003 - 41,147,226, 2002 - 34,323,673). Diluted loss per share amounts have not been calculated as the effect of common shares issuable upon exercise of share options and warrants is anti-dilutive.

15.     Segmented information

The Company's principal business segment is the acquisition and exploration of mineral leases and permits. The Company also engages in research of mineral technology and in 2003 established an Industrial Mineral Division to pursue the development of its limestone property. The Company's activities are focused in Western Canada.

	Mineral Exploration	Mineral Technology	Industrial Minerals	Corporate	Total
2004
Revenue	-	-	-	48,190	48,190
Expense	762,371	-	-	1,872,876	2,635,247
Loss	(762,371)	-	-	(1,824,686)	(2,587,057)
Assets	59,393	-	3,585,938	5,887,092	9,532,423
2003
Revenue	-	-	100,000	211,973	311,973
Expense	262,044	11,150	471,191	1,136,023	1,880,408
Loss	(262,044)	(11,150)	(371,191)	(924,050)	(1,568,435)
Assets	39,510	-	364,892	2,019,831	2,424,233
2002
Revenue	-	-	250,000	986	250,986
Expense	821,331	42,514	112,460	1,170,931	2,147,236
Loss	(821,331)	(42,514)	137,540	(1,169,945)	(1,896,250)
Assets	81,600	-	-	183,492	265,092

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

16.     Financial instruments

The Company, as part of its operations, carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Fair values

The carrying amount of cash and cash equivalents, amounts receivable and amounts payable approximates their fair value because of the short-term maturities of these items.

Foreign currency risk

The Company maintains cash balances and enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with the Company's foreign currency translation policy (Note 2). As at year-end, the following items were denominated in United States currency and have been converted into Canadian currency at the year-end exchange rate.

	2004	2003
Cash (CAD$)	387,182	29,966
Accounts payable (CAD$)	20,376	1,382

17.     Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

(a)    The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $2,525,000 (2003 - $1,951,093, 2002 - $134,866).

(b)    Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, exploration costs relating to unproven mineral leases and permits as well as acquisition costs for leases and permits that do not provide for unrestricted exploration, are expensed as incurred. The Company tracks expenditures on its mineral properties as exploration or development and under U.S. GAAP capitalizes costs relating to the development of proven reserves. Capitalized exploration costs are then assessed to determine if a writedown in the carrying value is necessary and any writedown would be considered an operating expense and included in the determination of operating loss for the period in which the writedown occurred.

In 2002, the Company's treatment of mineral exploration costs as an expense is similar to the treatment under U.S. GAAP, resulting in no difference for 2002. For 2003, expenditures capitalized under Canadian GAAP would be expensed as operating costs under U.S. GAAP, increasing the loss for 2003.

For 2004, U.S. GAAP would allow for the capitalization of development costs including land costs, pit planning, road design and costs of obtaining government approvals for expenditures related to proven mineral reserves, which were reported in an independent technical report. The expenditures that are of an exploration nature, relate to unproven reserves, or cannot be directly linked to development, total $1,189,563, would be expensed under U.S. GAAP, increasing the loss for 2004.

For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

(c)    Future income taxes, related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

17.     Material differences between Canadian and United States generally accepted accounting principles (continued)

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on shareholder's equity would be as follows:

	2004	2003
Shareholders' equity	8,951,636	2,275,447
Exploration expenditures capitalized (b)	(1,525,699)	(336,136)
Shareholders' equity under U.S. GAAP	7,425,937	1,939,311

In addition, the impact on the consolidated statements of loss would be as follows:

	2004	2003	2002
Net loss for the year under Canadian GAAP	1,224,057	557,435	1,809,950
Exploration expenditures capitalized (b)	1,189,563	336,136	-
Future income taxes included in share capital (c)	1,363,000	1,011,000	86,300
Net loss for the year under U.S. GAAP	3,776,620	1,904,571	1,896,250
Loss per share under U.S. GAAP
Basic and fully diluted	(0.07)	(0.05)	(0.06)

Commencing Jan 1, 2003, the Company adopted the fair value method of accounting for stock options for both Canadian and U.S. GAAP purposes. The effect of this change was that stock-based compensation is recorded as an expense instead of disclosing the effect of granting options as proforma information in the notes to the financial statements.

For the years ended December 31, 2004 and 2003, these costs were calculated in accordance with the Black-Scholes option-pricing model assuming no dividends are paid, an annual risk-free interest rate of 3.8% to 3.9%, an expected volatility of 65% and an expected life of one to three years. For 2004, the fair value of the options, calculated as $278,357 (2003 - $66,681), is included in the net loss. Prior to Jan 1, 2003, the Company accounted for stock options in accordance with APB Opinion No.25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, stock-based compensation to employees and directors is calculated using the intrinsic-value method whereby compensation cost is recorded for the excess, if any, of the quoted market price versus the exercise price at the date granted.

Had the Company adopted the fair value method for its U.S. GAAP disclosure prior to Jan 1, 2003, the following net losses would have been reported.

	2004	2003	2002
Net loss for the year under U.S. GAAP	2,587,057	1,904,571	1,896,250
Pro-forma stock compensation	-	-	270,000
Pro-forma loss for the year under U.S. GAAP	2,587,057	1,904,571	2,166,250
Loss per share under U.S. GAAP
Basic and diluted	(0.05)	(0.05)	(0.06)

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

18.     Subsequent events

Subsequent to December 31, 2004, the Company issued a total of 600,000 stock options to an employee and a consultant at an exercise price of $2.35, as well as 1,290,000 options with 1,100,000 options to directors and officers with an exercise price of $2.48.

19.     Comparative figures

Certain comparative figures have been reclassified to confirm with presentation adopted in the current year.

20